SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2011
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

As at September 30, 2011 and December 31, 2010

(Expressed in thousands of Brazilian Reais)

Assets	Note	09/30/2011	12/31/2010

Current assets
Cash and cash equivalents		5,958,912	5,909,340
Investment securities	4	660,616	1,069,276
Trade and other receivables		4,617,010	3,794,070
Inventories	5	1,986,709	1,905,229
Taxes receivable		338,372	181,199
Assets held for sale		400	51,833
		13,562,019	12,910,947

Non-current assets
Investment securities	4	204,743	208,742
Trade and other receivables		1,968,992	2,132,123
Deferred tax assets	6	1,238,774	1,089,771
Taxes receivable		29,503
Employee benefits		21,044	20,923
Investments in associates		20,821	18,502
Property, plant and equipment	7	8,887,404	7,032,298
Intangible assets		1,791,373	1,823,238
Goodwill	8	17,441,823	17,441,756
		31,604,477	29,767,353

Total assets		45,166,496	42,678,300

The accompanying notes are an integral part of the interim consolidated financial statements.

1

Interim Consolidated Balance Sheets (continued)

As at September 30, 2011 and December 31, 2010

(Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	09/30/2011	12/31/2010

Current liabilities
Trade and other payables		10,339,848	7,142,944
Interest-bearing loans and borrowings	9	3,120,318	2,606,228
Bank overdrafts		2,039	1,041
Income tax and social contribution payable		602,851	701,647
Provisions	10	162,672	102,996
		14,227,728	10,554,856

Non-current liabilities
Trade and other payables		1,139,176	1,343,366
Interest-bearing loans and borrowings	9	2,199,708	4,164,214
Deferred tax liabilities	6	935,486	548,728
Provisions	10	472,326	536,073
Employee benefits		995,338	966,221
		5,742,034	7,558,602

Total liabilities		19,969,762	18,113,458

Equity	11
Issued capital		8,299,059	7,613,780
Reserves		11,100,429	16,748,083
Retained earnings		5,608,495	-
Equity attributable to equity holders of Ambev		25,007,983	24,361,863
Non-controlling interests		188,751	202,979

Total Equity		25,196,734	24,564,842

Total equity and liabilities		45,166,496	42,678,300

The accompanying notes are an integral part of the interim consolidated financial statements.

2

Interim Consolidated Income Statement

For the nine and three-month period ended September 30, 2011 and 2010

 (Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Net sales	13	18,748,278	17,777,966	6,374,534	5,978,171
Cost of sales		(6,255,953)	(5,996,626)	(2,130,260)	(2,058,581)
Gross profit		12,492,325	11,781,340	4,244,274	3,919,590
Sales and marketing expenses		(4,568,681)	(4,368,057)	(1,544,036)	(1,482,502)
Administrative expenses		(810,625)	(936,290)	(278,384)	(299,712)
Other operating income/(expenses)	14	463,915	371,731	167,113	160,641
Special items	15	36,596	(84,297)	41,888	(2,654)
Income from operations		7,613,530	6,764,427	2,630,855	2,295,363
Finance cost	16	(994,609)	(682,538)	(450,400)	(195,274)
Finance income	16	617,426	438,525	144,060	243,385
Net finance cost		(377,183)	(244,013)	(306,340)	48,111
Share of results of associates		228	27	119	74
Income before income tax		7,236,575	6,520,441	2,324,634	2,343,548
Income tax expense	17	(1,581,003)	(1,513,984)	(620,797)	(515,876)
Net income		5,655,572	5,006,457	1,703,837	1,827,672
Attributable to:
Equity holders of Ambev		5,608,495	4,975,599	1,687,255	1,815,162
Non-controlling Interests		47,077	30,858	16,582	12,510

Basic earnings per share – preferred		1.90	1.70	0.57	0.62
Basic earnings per share – common		1.73	1.54	0.52	0.56
Diluted earnings per share– preferred		1.88	1.69	0.57	0.62
Diluted earnings per share– common		1.73	1.54	0.52	0.56

The accompanying notes are an integral part of the interim consolidated financial statements.

3

Interim Consolidated Statements of Comprehensive Income

As at September 30, 2011 and 2010

 (Expressed in thousands of Brazilian Reais)

	09/30/2011	09/30/2010

Net income	5,655,572	5,006,457
Exchange differences on translation of foreign operations (gains/ (losses))	250,830	(360,200)
Actuarial gains and (losses)	(73,095)	(194)
Gains/losses of non-controlling interest´s share	(183)	-
Cash flow hedges - gains / (losses)
Recognized in Equity (cash flow hedge)	153,385	92,588
Removed from Equity and included in profit or loss	(116,192)	(5,461)
Deferred income tax variance in Equity and other changes	(83,235)	(22,514)
	(46,042)	64,613
Net income (loss) recognized directly in Equity	131,510	(295,781)
Total comprehensive income and expenses	5,787,082	4,710,676
Attributable to:
Equity holders of AmBev	5,736,763	4,729,430
Non-controlling interest	50,319	(18,754)

The accompanying notes are an integral part of the interim consolidated financial statements.

4

Interim Consolidated Statements of Changes in Equity

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of AmBev

		Capital reserves						Profit reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shared issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Adicional dividends	Retained earnings	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2011	7,613,780	(4,429)	8,335	4,983,056	2,194,700	332,248	(96,459)	6,091,011	208,832	661,389	4,290,306	-	(1,201,254)	131,233	-	(850,885)	24,361,863	202,979	24,564,842

Profit	-	-	-	-	-	-	-	-	-	-	-	5,608,495	-	-	-	-	5,608,495	47,077	5,655,572
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	245,943	-	-	-	245,943	4,887	250,830
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(46,053)	-	-	(46,053)	11	(46,042)
Gains/losses of non-controlling interest´s share	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,473	-	1,473	(1,656)	(183)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(73,095)	(73,095)	-	(73,095)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	5,608,495	245,943	(46,053)	1,473	(73,095)	5,736,763	50,319	5,787,082
Shares issued	685,279	-	-	-	(454,020)	(15,560)	-	-	-	-	-	-	-	-	-	-	215,699	-	215,699
Dividends	-	-	-	-	-	-	-	-	-	-	(4,290,306)	-	-	-	-	-	(4,290,306)	(52,082)	(4,342,388)
Interest on capital	-	-	-	-	-	-	-	(1,064,135)	-	-	-	-	-	-	-	-	(1,064,135)	-	(1,064,135)
Share-based payment	-	-	-	-	-	81,572	-	-	-	-	-	-	-	-	-	-	81,572	-	81,572
Treasury shares	-	(4,966)	-	-	-	-	(28,507)	-	-	-	-	-	-	-	-	-	(33,473)	-	(33,473)
Capital reduction in subsidiaries by minorities shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(12,465)	(12,465)
At September 30, 2011	8,299,059	(9,395)	8,335	4,983,056	1,740,680	398,260	(124,966)	5,026,876	208,832	661,389	-	5,608,495	(955,311)	85,180	1,473	(923,980)	25,007,983	188,751	25,196,734

	Attributable to equity holders of AmBev

		Capital reserves						Profit reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shared issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Adicional dividends	Retained earnings	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2010	6,832,078	(47,729)	-	4,967,067	2,730,187	234,086	(112,332)	4,211,519	208,832	350,915	-	4,130,157	(856,909)	(13,994)	-	(616,427)	22,017,450	278,661	22,296,111

Profit	-	-	-	-	-	-	-	-	-	-	-	4,975,599	-	-	-	-	4,975,599	30,858	5,006,457
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(312,096)	-	-	-	(312,096)	(48,104)	(360,200)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	66,121	-	-	66,121	(1,508)	64,613
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(194)	(194)	-	(194)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	4,975,599	(312,096)	66,121	-	(194)	4,729,430	(18,754)	4,710,676
Shares issued	781,702	-	-	-	(535,326)	-	-	-	-	-	-	-	-	-	-	-	246,376	42,667	289,043
Share premium	-	-	8,335	-	-	-	-	-	-	-	-	-	-	-	-	-	8,335	-	8,335
Dividends	-	-	-	-	-	-	-	(707,776)	-	-	-	(1,399,224)	-	-	-	-	(2,107,000)	(71,416)	(2,178,416)
Interest on capital	-	-	-	-	-	-	-	(289,545)	-	-	-	(591,559)	-	-	-	-	(881,104)	-	(881,104)
Share-based payment	-	-	-	-	-	58,821	-	-	-	-	-	-	-	-	-	-	58,821	24	58,845
Treasury shares	-	19,123	-	-	-	-	18,952	-	-	-	-	-	-	-	-	-	38,075	-	38,075
Others	-	-	-	-	-	-	-	-	-	-	-	714	-	-	-	-	714	2,943	3,657
At Seotember 30, 2010	7,613,780	(28,606)	8,335	4,967,067	2,194,861	292,907	(93,380)	3,214,198	208,832	350,915	-	7,115,687	(1,169,005)	52,127	-	(616,621)	24,111,097	234,125	24,345,222

The accompanying notes are an integral part of the interim consolidated financial statements.

5

Interim Consolidated Cash Flow Statements

For the nine and three-month period ended September 30, 2011 and 2010

 (Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Net income		5,655,572	5,006,457	1,703,837	1,827,672
Depreciation, amortization and impairment		1,057,991	1,070,630	363,854	357,381
Impairment losses on receivables and inventories		52,729	68,948	17,616	16,069
Additions/(reversals) in provisions and employee benefits		58,441	147,102	27,924	26,729
Net finance cost	16	377,183	244,013	306,340	(48,111)
Other non-cash items included in the profit		(78,616)	61,023	(35,939)	2,979
Loss/(gain) on sale of property, plant and equipment and intangible assets		(6,523)	(3,441)	(2,323)	102
Loss/(gain) on assets held for sale		(44,064)	(1,250)	(43,073)	(1,250)
Equity-settled share-based payment expense	18	85,428	81,190	28,699	27,795
Income tax expense	17	1,581,003	1,513,984	620,797	515,876
Share of result of associates		(228)	(27)	(119)	(74)
Cash flow from operating activities before changes in working capital and use of provisions		8,738,916	8,188,629	2,987,613	2,725,168
Decrease/(increase) in trade and other receivables		(57,329)	(46,331)	(145,256)	45,410
Decrease/(increase) in inventories		(44,325)	(284,841)	186,783	(36,822)
Increase/(decrease) in trade and other payables		(643,280)	(314,737)	391,651	(159,550)
Cash generated from operations		7,993,982	7,542,720	3,420,791	2,574,206
Interest paid		(248,966)	(417,226)	34,226	(187,796)
Interest received		156,717	163,045	31,289	46,227
Income tax paid		(1,275,700)	(937,818)	(519,720)	(332,454)
Cash flow from operating activities		6,626,033	6,350,721	2,966,586	2,100,183
Proceeds from sale of property, plant and equipment		23,008	30,466	11,325	9,295
Repayments of loans granted		-	1,145	-	376
Acquisition of property, plant and equipment	7	(2,446,370)	(1,436,659)	(876,930)	(723,665)
Acquisition of intangible assets		(27,733)	(79,784)	(14,688)	(45,837)
Net proceeds/(acquisition) of debt securities		442,044	61,763	(100,461)	20,175
Net proceeds/(acquisition) of other assets		36,221	1,689	33,129	1,689
Cash flow from investing activities		(1,972,830)	(1,421,380)	(947,625)	(737,967)
Capital increase		215,778	246,376	210,770	246,376
Advances for future capital increase		-	-	(198,695)	-
Capital increase of non-controlling interest		(12,465)	41,755	(12,465)	-
Share premium		-	8,335	-	8,335
Proceeds from borrowings		718,132	822,768	543,091	665,219
Proceeds/repurchase of treasury shares		(29,955)	14,401	(25,730)	(617)
Repayment of borrowings		(2,093,217)	(1,048,625)	(492,466)	(214,771)
Cash net of finance costs other than interests		(519,884)	(8,853)	(428,000)	51,358
Payment of finance lease liabilities		(4,093)	(4,000)	(355)	(653)
Dividends paid		(3,130,776)	(1,040,220)	(1,292,174)	(16,465)
Cash flow from financing activities		(4,856,480)	(968,063)	(1,696,024)	738,782
Net increase/(decrease) in cash and cash equivalents		(203,277)	3,961,278	322,937	2,100,998
Cash and cash equivalents less bank overdrafts at beginning of period		5,908,299	4,024,314	5,226,388	5,914,258
Effect of exchange rate fluctuations		251,851	(99,254)	407,548	(128,918)
Cash and cash equivalents less bank overdrafts at end of period		5,956,873	7,886,338	5,956,873	7,886,338

The accompanying notes are an integral part of the interim consolidated financial statements.

6

Interim Value Added Statements

As at September 30, 2011 and 2010

(Expressed in thousands of Brazilian Reais)

	09/30/2011	09/30/2010

Revenues	29,657,024	27,745,240
Sale of goods, products and services	29,368,960	27,704,435
Other operating income	269,665	60,203
Allowance for/reversal of doubful accounts	18,399	(19,398)
Input acquired from third parties	(12,899,315)	(12,997,436)
Costs of products, goods and services sold	(7,281,334)	(7,485,506)
Materials - energy - third party services - others	(5,586,385)	(5,387,352)
(Loss)/recovery of assets	(31,596)	(124,578)
Gross added value	16,757,709	14,747,804
Retention	(1,026,410)	(946,054)
Depreciation and amortization	(1,026,410)	(946,054)
Net added value produced	15,731,299	13,801,750
Value added received in transfer	506,583	449,720
Share of associates results	228	27
Financial Income	617,426	438,525
Others	(111,071)	11,168
Total added value to be distribute	16,237,882	14,251,470
Distribution of value added	16,237,882	14,251,470
Employees	1,551,282	1,299,450
Direct remuneration	1,165,604	936,423
Benefits	146,327	136,228
Government severance indemnity fund for employees	45,517	43,610
Others	193,834	183,189
Taxes, fees and contribution	7,961,143	7,202,081
Federal	3,835,297	3,492,669
State	4,114,163	3,699,481
Municipal	11,683	9,931
Remuneration of third party capital	1,069,885	743,482
Interest	984,001	672,970
Rent	85,884	70,512
Remuneration of own capital	5,655,572	5,006,457
Interest on shareholder's equity	-	602,444
Dividends	-	1,399,224
Retained earnings/losses for the Period	5,608,495	2,973,931
Non-controlling interest	47,077	30,858

The accompanying notes are an integral part of the interim consolidated financial statements.

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Notes to the interim consolidated financial statements:

1	Corporate information
2	Statement of management
3	Summary of significant accounting policies
4	Investment securities
5	Inventories
6	Deferred income tax and social contribution
7	Property, plant and equipment
8	Goodwill
9	Interest-bearing loans and borrowings
10	Provisions
11	Changes in equity
12	Segment reporting
13	Net sales
14	Other operating income/(expenses)
15	Special items
16	Finance cost and income
17	Income taxes and social contribution
18	Share-based payments
19	Financial instruments and risks
20	Collateral and contractual commitments with suppliers, advances from customers and other
21	Contingencies
22	Related parties
23	Events after the balance sheet date

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1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - Ambev (referred to as “we”, the “Company” or “Ambev”), headquartered in São Paulo, Brazil produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or by participating in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company has an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade and  H2OH!.

The Company has a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brasil, Canada and Paraguay. The Company and certain of its subsidiaries produce and distribute Stella Artois under license to Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Canada, Argentina and other countries and by means of a license granted to AB InBev. The Company also distributes Brahma’s product in parts of Europe, Asia and Africa.

The Company’s shares are traded on the Brazilian Stock Exchange – BM&FBOVESPA Bolsa de Valores S.A., Mercados e Futuros and on the New York Stock Exchange – NYSE, in the form of American Depositary Receipts - ADRs.

Major corporate events in 2011:

In February 2011, as part of a operational and corporate reorganization project of  the Ambev group, to better structure the accounting, financial and management functions by segregating manufacturing and distribution activities of the Group, providing an increase in economic efficiency , synergy gains and reduction of operating and financial costs through the simplification of the current corporate structure, the following events occurred: (i) the partial spin-off of AmBev Brasil Bebidas Ltda. (currently known as "Ambev Brasil Bebidas S.A.") and Fratelli Vita Bebidas S.A., by spinning off net assets (including all its distribution assets) to Morena Distribuidora de Bebidas S.A., and (ii) the merger of Fratelli Vita Bebidas S.A. by AmBev Brasil Bebidas S.A., by merging its assets.

The consolidated financial statements were approved for issue by the Directors on October 27, 2011.

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2. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

This information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read along with the consolidated financial statements prepared in accordance to IFRS for the year ended 31 December 2010. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full presentation:

(a) Summary of significant accounting policies (Note 3);

(b) Acquisition and disposals of subsidiaries (Note 5);

(c) Payroll and related benefits (Note 9);

(d) Additional information on operating expenses by nature (Note 10);

(e) Intangible assets (Note 15);

(f) Trade and other receivables (Note 19);

(g) Cash and cash equivalents (Note 20);

(h) Assets held for sale (Note 21);

(i) Employee benefits (Note 24);

(j) Trade and other payables (Note 26);

(k) Operating leases (Note 29).

(l) Contingencies (Note 30).

In order to comply with the §1 of article 178 of Law 6,404/76 (Brazilian Corporate Law), the Company reclassified itsIFRS/CPCs balance sheet, as previously presented, including comparative figures, to display its assets and liabilities line items in descending order of liquidity.

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3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no changes in accounting policies for the interim financial statements as of September 30, 2011, in the calculation methods used in relation to those presented in the financial statements for the year ended December 31, 2010 and, as previously presented in the consolidated interim financial statements at June 30, 2011.

4. INVESTMENT SECURITIES

	09/30/2011	12/31/2010
Current investments
Financial asset at fair value through profit or loss-held for trading	660,616	1,068,282
Debt securities held-to-maturity	-	994
	660,616	1,069,276

Non-current investments
Equity securities available-for-sale	178,180	167,995
Debt securities held-to-maturity	-	802
Debt held-to-maturity	26,563	39,945
	204,743	208,742

Equity securities of R$178,180 (R$167,995 at December 31, 2010), classified as available for sale, refers to the operation between Ambev and “Cerveceria Regional” on October 20, 2010 (as disclosed in the financial statements at December 31, 2010) recorded at fair value on the purchase date.

5. INVENTORIES

	09/30/2011	12/31/2010

Finished goods	554,028	402,841
Work in progress	116,004	102,029
Raw material	934,904	967,147
Consumables	57,324	54,601
Spare parts and other	209,745	199,033
Prepayments	129,535	208,686
Impairment losses	(14,831)	(29,108)
	1,986,709	1,905,229

6. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Income tax and social contribution taxes are calculated on tax losses, the negative basis of social contribution and the temporary differences between the tax bases for calculating tax assets and liabilities and the carrying amounts in the financial statements. The rates of these taxes, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution in Brazil. For the other subsidiaries, applied rates are as follow:

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HILA-ex	from 25% to 27%
Latin America - South	from 7% to 35%
Canada	from 5% to 31%

The amount of deferred income tax and social contribution by type of temporary difference is as follows:

	09/30/2011			12/31/2010

	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	6,049	-	6,049	6,038	-	6,038
Trade and other receivables	27,675	-	27,675	25,714	-	25,714
Derivatives	1,171	(117,478)	(116,307)	142,573	-	142,573
Inventories	82,712	-	82,712	12,626	-	12,626
Loss carryforwards	664,555	-	664,555	373,603	-	373,603
Employee benefits	306,724	(83)	306,641	329,511	(338)	329,173
Property, plant and equipment	2,587	(145,081)	(142,494)	2,295	(184,357)	(182,062)
Intangible assets	5,351	(350,202)	(344,851)	7,233	(360,497)	(353,264)
Goodwill	86,485	-	86,485	115,551	-	115,551
Trade and other payables	-	(290,158)	(290,158)	-	(209,683)	(209,683)
Interest-bearing loans and borrowings	45,196	(19,094)	26,102	-	(35,801)	(35,801)
Provisions	314,720	(2,279)	312,441	278,322	(167)	278,155
Partnership profit	-	(261,516)	(261,516)	-	-	-
Other items	-	(54,046)	(54,046)	38,420	-	38,420
Gross deferred tax assets / (liabilities)	1,543,225	(1,239,937)	303,288	1,331,886	(790,843)	541,043
Netting by taxable entity	1,543,225	(1,239,937)	303,288	1,331,886	(790,843)	-
Net deferred tax assets / (liabilities)	3,086,450	(2,479,874)	606,576	2,663,772	(1,581,686)	541,043

The Company offsets assets and liabilities balances for income tax and social contribution taxes only when they pertain to the same entity and are of the same nature.

Tax loss carryforwards and negative basis of social contribution in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

As of September 30, 2011 the consolidated tax losses are budgeted to be used as follows:

	09/30/2011	12/31/2010

2011	426,159	135,206
2012	196,285	196,285
2013	9,956	9,956
As of 2014	32,155	32,156
	664,555	373,603

Part of the tax benefit corresponding to the tax loss carryforwards  and temporary differences of subsidiaries abroad was not recorded as an asset, as management is unable to determine whether realization is probable.

12

The tax loss carryforwards related to these unrecognized deferred tax assets are equivalent to R$833,146 at September 30, 2011 (R$673,602 at December 31, 2010). The total unrecognized deferred tax assets related to tax loss carryforwards for these subsidiaries amount to R$189,808 at September 30, 2011 (R$154,589 at December 31, 2010) for which the expiry term is on average five years.

7. PROPERTY, PLANT AND EQUIPMENT

	09/30/2011					12/31/2010
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	3,007,299	9,728,896	2,310,514	1,401,371	16,448,080	15,866,331
Effect of movements in foreign exchange	91,102	334,180	58,465	31,578	515,325	(645,295)
Acquisitions	2,860	91,000	32,902	2,438,989	2,565,751	2,224,803
Disposals through the sale of subsidiary	-	-	-	-	-	(610,569)
Disposals	(2,102)	(238,407)	(64,025)	-	(304,534)	(293,984)
Transfer to other asset categories	326,786	1,119,807	146,359	(1,648,709)	(55,757)	(203,093)
Others	-	(50)	-	12,326	12,276	109,887
Balance at end	3,425,945	11,035,426	2,484,215	2,235,555	19,181,141	16,448,080

Depreciation and Impairment
Balance at end of previous year	(1,364,003)	(6,433,347)	(1,618,432)	-	(9,415,782)	(9,271,259)
Effect of movements in foreign exchange	(31,784)	(207,743)	(41,992)	-	(281,519)	432,360
Depreciation	(68,471)	(642,942)	(206,773)	-	(918,186)	(1,263,756)
Impairment losses	-	(31,562)	(27)	-	(31,589)	(152,892)
Disposals through the sale	-	-	-	-	-	487,351
Disposals	875	227,614	61,400	-	289,889	236,817
Transfer to other asset categories	(126)	46,898	15,637	(1,497)	60,912	182,626
Others	(102)	2,124	516	-	2,538	(67,029)
Balance at end	(1,463,611)	(7,038,958)	(1,789,671)	(1,497)	(10,293,737)	(9,415,782)
Carrying amount:
December 31, 2010	1,643,296	3,295,549	692,082	1,401,371	7,032,298	7,032,298
September 30, 2011	1,962,334	3,996,468	694,544	2,234,058	8,887,404

Main acquisitions in the period refer substantially to modernization, reform and extension of production lines in order to increase capacity, and construction of new plants including Nassau located in Pernambuco.

Capitalized borrowing costs  on loans, directly attributable to the acquisition and construction of qualifying assets is mainly recognized on investments in Brazil. Interest capitalization rate used is 12.5% per year.

The Company leases plant and equipment and fixtures and fittings, accounted for as financial leases. The carrying amount of the leased assets was R$28,748 as at September 30, 2011 and R$28,593 as at December 31, 2010.

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8. GOODWILL

	09/30/2011	12/31/2010

Balance at end of previous year	17,441,756	17,527,471
Effect of movements in foreign exchange	67	(85,715)
Balance at end	17,441,823	17,441,756

Goodwill impairment testing

Pursuant to IAS 36, the cash-generating unit to which expected future profitability (goodwill) has been allocated is tested annually for impairment or at any time there is indication that the unit may be undervalued compared to its carrying value, including goodwill from expected future profitability. As of September 30, 2011 the Company had not identified any indication that a cash-generating unit could be undervalued. The impairment test will be performed again during the last quarter of the current year.

9. INTEREST-BEARING LOANS AND BORROWINGS

	09/30/2011	12/31/2010
Current liabilities
Secured bank loans	54,253	52,782
Unsecured bank loans	868,704	1,496,134
Debentures and unsecured bond issues	2,184,238	884,257
Other unsecured loans	5,339	167,473
Financial leasing	7,784	5,582
	3,120,318	2,606,228

Non-current liabilities
Secured bank loans	186,334	174,776
Unsecured bank loans	621,217	1,450,776
Debentures and unsecured bond issues	1,265,079	2,418,924
Other unsecured loans	124,405	111,210
Financial leasing	2,673	8,528
	2,199,708	4,164,214

Financial funding

During the year, the Company raised R$ 117,797 in Brazil in lines of credit from Finem, R$7,584 in HILA, R$67,062 in LAS and R$447,520 in Labatt.

Settlements

During the nine-month period ended September 30, 2011, the Company paid R$(338,780) in Brazil related to lines of credit from BNDES, Agroindustrial Credit and Bank Credit, R$(7,187) in HILA, R$(379,706) in LAS and R$(1,355,051) in Labatt.

14

Others

The balance of loans was also affected by exchange rate changes in the period of R$(146,136) and by the fair value update related to Bonds 2011, 2013 and 2017.

Contract clauses (covenants)

The Company's debt has equal rights to payment without     subordination clauses. Regarding guarantees, except for the credit lines due FINAME contracted by the Company with Banco Nacional de Desenvolvimento Economico e Social - BNDES, where collateral is provided (in these cases the refrigerators purchased with the credit granted serve as collateral), other loans and financing contracted by the Company, which provide some kind of collateral, are designated only personal guarantees as collateral. The contracts contain financial covenants including:

• restrictions applicable to the entering into M&A transactions and disposal of own assets;

• prohibition related to new real guarantees for financing operations, except in specific cases, for example, (i) debts contracted before financial institutions linked to the Brazilian government - including the BNDES or foreign governments.

In the case of an event of default, the Company is granted a grace period to remedy such default, except for events linked to lack of payment by the Company.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”). Such Provisions require borrowers, such as the Company, to obtain the prior consent of BNDES if they, for instance: (i) raise new loans (except for loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

As at September 30, 2011, the Company was in compliance with all its contractual obligations for its loans and financings.

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10. PROVISIONS

	Restructuring	Lawsuits tax, labor, civil and others	Total
Balance at December 31, 2010	18,111	620,958	639,069
Effect of changes in foreign exchange rates	1,128	7,946	9,074
Constituted provisions	-	241,884	241,884
Used provisions	(12,459)	(176,280)	(188,739)
Reversed provisions	-	(66,290)	(66,290)
Balance at September 30, 2011	6,780	628,218	634,998

	09/30/2011
Balance sheet disclousure	Restructuring	Lawsuits tax, labor, civil and others	Total
Current	5,530	157,142	162,672
Non current	1,250	471,076	472,326
Total	6,780	628,218	634,998

			12/31/2010
Balance sheet disclousure	Restructuring	Lawsuits tax, labor, civil and others	Total
Current	13,246	89,750	102,996
Non current	4,865	531,208	536,073
Total	18,111	620,958	639,069

Provisions mainly comprise tax and labor lawsuits:

Main lawsuits with probable likelihood of loss:

ICMS, IPI, PIS and COFINS

The Company and its subsidiaries are involved in Brazil in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes at September 30, 2011 are R$165,660 (R$175,450 as at December 31, 2010).

Labor

The Company and its subsidiaries are involved in approximately 5,002 labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges. The provisions for labor contingencies at September 30, 2011 are R$203,591 (R$224,261 as at December 31, 2010).

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Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

Lawsuits with possible likelihood of loss are disclosed in Note 21 - Contingencies.

The expected maturity of provisions, as at September 30, 2011 are shown below:

	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring
Non-current restruturing	6,780	5,530	1,250	-	-
Total	6,780	5,530	1,250	-	-

Lawsuits tax, labor, civil and others
Civil	66,555	48,005	3,710	7,420	7,420
Taxes on sales	165,660	37,549	25,622	51,244	51,244
Income tax	105,914	13,331	18,517	37,033	37,033
Labor	203,591	43,801	31,958	63,916	63,916
National Institute for Social Security	17,383	3,794	2,718	5,436	5,436
Others	69,115	10,662	11,691	23,381	23,381
Total	628,218	157,142	94,216	188,430	188,430

The expected settlement was based on management´s best estimate at the balance sheet date.

11. CHANGES IN EQUITY

(a) Capital stock

Outstanding shares
(in thousand of shares)			09/30/2011	12/31/2010

	Preferred	Common	Total	Total
At the end of the previous year	1,360,472	1,743,889	3,104,361	3,084,940
Changes during the period	6,103	7,246	13,349	19,421
	1,366,575	1,751,135	3,117,710	3,104,361

Treasury shares
(in thousand of shares)			09/30/2011	12/31/2010
	Preferred	Common	Total	Total
At the end of the previous year	608	524	1,132	2,760
Changes during the period	(254)	(8)	(262)	(1,628)
	354	516	870	1,132

Our common shares have the right to vote at shareholder meetings. Our preferred shares are non-voting (except when established in law), but have priority in the return of capital in the event of liquidation and are entitled to a dividend premium of 10% over the amount paid to the Common shareholders. As determined by the statutes, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The mandatory dividend includes amounts paid as interest on shareholders’ equity.

17

Changes in equity during 2011

The Board of Directors meeting held on July 18, 2011, approved by unanimous vote, the full subscription and payment by the shareholders, of 7,247 new common shares and 5,654 preferred shares issued pursuant to a resolution of the Extraordinary General Meeting held on April 29, 2011, representing a capital increase of R$528,505, increasing  capital stock to R$8,299,059, which is divided into 3,117,710 shares, 1,751,135 common shares and 1,366,575 preferred shares, without par value, an amount of R$277 was appropriated as a capital reserve ("reserve for gain/losses on share subscription."), which is included in  “Others” balance in the  Statement of Changes in Equity.

The Extraordinary General Meeting held on April 29, 2011, approved a R$136,206 increase in capital, increasing the share capital from R$ 7,634,348 to R$ 7,770,554, corresponding to 30% of the capitalization of tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in fiscal year 2010, without issue of new shares.

A capital increase of R$20,568 was  approved and ratified, pursuant  to  Article 9 of  its  Bylaws, and  Article  168  of Law No. 6,404/76, as  amended on March 28, 2011through the issuance  of  448,000  preferred shares, without right of preference,  pursuant  to  §  3  of article 171 of  Law No. 6,404/76  and  the statutes of the Company's present Stock Option Plan. These were fully subscribed by the beneficiaries  of the options granted under  the Company’s Option Share Program for 2011. Thus,  the  Company’s capital increased from R$7,613,780 to R$7,634,348  represented by 3,104,809  thousand shares,  of which 1,743,889 thousand are Common shares  and  are 1,360,920  thousand Preferred shares, with no par value.

Changes in equity during 2010

On September 27,  2010, the share capital was increased by R$246,376 through the subscription of 2,835 thousand Common shares and 4.660 thousand newly issued Preferred shares as determined  by the Extraordinary General Meeting of April, 28, 2010.

This capital increase resulted in a premium of R$8,335, as a consequence of the public subscription of non-controlling interests in auction, which was appropriated to a share premium reserve.

The Extraordinary General Meeting held on April 28, 2010, approved the following changes to capital:

18

Increase in the Company's capital of R$374,728 by issuing 8,080 thousand Common shares and 3,845 thousand Preferred shares in favor of Interbrew International BV and AmBrew S.A., the Company’s controlling shareholders, corresponding to 70% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009.

Increase in the Company's capital of R$160,598, corresponding to 30% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009, without issuing new shares.

(b) Authorized capital

The Company is authorized to increase its capital stock up to 3,500,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which may rule on the payment terms and conditions, characteristics of shares to be issued and issuance price, and also establish whether the capital stock shall be increased by means of public or private subscription.

(c) Interest on shareholders’ equity / Dividends

Under Brazilian law, companies have the option to distribute interest on equity, calculated based on long term interest rate (TJLP), which are deductible for income tax purposes and, when distributed, can be considered part of the mandatory dividend.

 Although initially recorded in the books as a statutory interest expense, for purposes of financial statement presentation it is reclassified as a deduction from equity as dividendsto reflect the distribution. Thus, interest on capital paid to shareholders as dividends are not recorded in the income statement as a financial expense through the benefit from the tax deduction is recorded in income.

19

Events during 2011:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount (in thousand of reais)
RCA	2/28/2011	Dividends	3/22/2011	Common	0.5600	976,280
RCA	2/28/2011	Dividends	3/22/2011	Preferred	0.6160	837,594
RCA	6/27/2011	Dividends	8/5/2011	Common	0.1400	244,085
RCA	6/27/2011	Dividends	8/5/2011	Preferred	0.1540	209,547
RCA	9/19/2011	Dividendos	11/18/2011	Common	0.6220	1,088,885
RCA	9/19/2011	Dividendos	11/18/2011	Preferred	0.6842	934,770
						4,291,161

RCA	6/27/2011	Interest on shareholder's equity	8/5/2011	Common	0.2500	435,866
RCA	6/27/2011	Interest on shareholder's equity	8/5/2011	Preferred	0.2750	374,193
RCA	9/19/2011	Interest on shareholder's equity	11/18/2011	Common	0.1000	175,062
RCA	9/19/2011	Interest on shareholder's equity	11/18/2011	Preferred	0.1100	150,285
						1,135,406	(i)

(i) The amount of interest on shareholder’s equity refers to the total amount approved for distribution in the period, of which R$72,126 were accrued in fiscal year of 2010.

Events during 2010:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount (in thousand of reais)
RCA	3/1/2010	Dividends	4/1/2010	Common	1.1000	381,121
RCA	3/1/2010	Dividends	4/1/2010	Preferred	1.2100	326,654
RCA	9/27/2010	Dividends	10/14/2010	Common	2.1600	753,116
RCA	9/27/2010	Dividends	10/14/2010	Preferred	2.3760	646,109
RCA	10/27/2010	Dividends	12/15/2010	Common	2.8000	976,275
RCA	10/27/2010	Dividends	12/15/2010	Preferred	3.0800	837,638
						3,920,913

RCA	3/1/2010	Interest on shareholder's equity	4/1/2010	Common	0.4500	155,913
RCA	3/1/2010	Interest on shareholder's equity	4/1/2010	Preferred	0.4950	133,631
RCA	9/27/2010	Interest on shareholder's equity	10/14/2010	Common	0.9300	324,261
RCA	9/27/2010	Interest on shareholder's equity	10/14/2010	Preferred	1.0230	278,186
RCA	10/27/2010	Interest on shareholder's equity	12/15/2010	Common	0.3000	104,601
RCA	10/27/2010	Interest on shareholder's equity	12/15/2010	Preferred	0.3300	89,747
						1,086,339

Interest on shareholder´s equity and dividends not claimed within three years revert back to the Company. During 2011, the Company did not recognize unclaimed interest on shareholders’ equity and dividends (R$6,293 at December 31, 2010).

(d) Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 19).

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(e) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations.

(f) Actuarial gains and losses

The actuarial gains and losses include the expectation of future obligations of the retirement plans, consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by management. Thus, the Company recognizes quarterly the results on these estimates of the gains and losses, according to the expectations presented based on an independent actuarial report.

(g) Share-based payment

Various Stock Option Plans permit the Company’s senior management and members of the board to acquire shares of the Company. Ambev adopted IFRS Share-based Payment for all programs granted after November 7, 2002.

The share-based payment reserve recorded a charge of R$85,428 and R$81,190 at September 30, 2011 and 2010, respectively (Note 18).

(h) Treasury shares

The treasury shares comprise reacquired shares held by the Company. The gains and losses related to Stock Option Plans transactions and resale of treasury shares are recorded in the “Result on treasury shares” reserve.

Change in treasury shares in thousand of Brazilian Reais, for the periods ended	09/30/2011	12/31/2010

At the begining of the period	(4,429)	(47,729)
Shares reacquired in accordance with the stock option plan	(29,955)	(3,015)
Shared-based payments - transfer	27,022	27,221
Shares - FINOR	(2,988)	-
Shares plans	955	19,094
At the end of the period	(9,395)	(4,429)

(i) Tax incentives

The Company participates in ICMS VAT tax benefit programs offered by various States in order to attract investments to their region, in the form of financing, VAT deferral or partial reductions of amounts due. These State programs aim to promote the expansion of employment, regional decentralization, complementation and diversification of the state’s industrial framework. In these States, the grace and enjoyment periods, reductions and other conditions are provided by the tax legislation.

21

Some States and Public Prosecutors have filed Direct Actions of Unconstitutionality (ADIs) in the Supreme Court to challenge the constitutionality of certain State laws imposing tax incentive programs unilaterally, without the prior approval of CONFAZ (the Council formed by all the 27 Treasury Secretaries).

The Company does not use tax incentives granted by laws that have been declared unconstitutional by the Brazilian Supreme Court.

The portion of the expected income for the period relating to tax incentives, which will be used for the profit reserve at the close of the fiscal year December 31, 2011, and are therefore not available as a basis for distribution of dividends, is composed of:

(Expressed in thousand of Brazilian Reais)
	09/30/2011	09/30/2010

ICMS (Brazilian State value added)	286,041	260,027
Income tax	231,935	121,184
	517,976	381,211

12. SEGMENT REPORTING

Segment information is presented in geographical areas, since the risks and rates of return are affected predominantly by the fact that the Company operates in different regions. The Company's management structure and the information reported to the main decision maker are structured in a similar fashion. Ambev operates its business through three areas identified as reportable segments (Latin America - North, Latin America - South and Canada). The performance information by business units (Beer and CSD), is also used by the decision maker for the Company and is presented as additional information, even through it does not qualify as a reportable segment. Internally, our management uses performance indicators, standardized operations as profit before financial result and income taxes (EBIT normalized) standard operations and earnings before financial result, income taxes and depreciation and amortization (EBITDA normalized) as measures of segment performance to make decisions about resource allocation and performance analysis. These indicators are reconciled to the profit of the segment in the tables below.

22

The information is presented in million of Brazilian Reais, unless measuring volume, in which case the unit is millions of hectoliters.

(a) Reportable segments – For the nine-month periods ended:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Volume	85,209	85,137	23,816	23,322	7,872	8,645	116,898	117,104

Net sales	13,198,788	12,309,799	2,923,155	2,620,216	2,626,335	2,847,951	18,748,278	17,777,966
Cost of sales	(4,297,862)	(4,037,876)	(1,170,390)	(1,051,854)	(787,701)	(906,896)	(6,255,953)	(5,996,626)
Gross profit	8,900,926	8,271,923	1,752,765	1,568,362	1,838,634	1,941,055	12,492,325	11,781,340
Sales and marketing expenses	(3,195,429)	(3,012,855)	(578,850)	(511,460)	(794,402)	(843,742)	(4,568,681)	(4,368,057)
Administrative expenses	(617,629)	(724,716)	(98,857)	(100,366)	(94,139)	(111,208)	(810,625)	(936,290)
Other operating income/(expenses)	464,862	380,176	(8,914)	(9,598)	7,967	1,153	463,915	371,731
Normalized income from operations (normalized EBIT)	5,552,730	4,914,528	1,066,144	946,938	958,060	987,258	7,576,934	6,848,724
Special items	43,073	(2,825)	(6,477)	(11,518)	-	(69,954)	36,596	(84,297)
Income from operations (EBIT)	5,595,803	4,911,703	1,059,667	935,420	958,060	917,304	7,613,530	6,764,427
Net finance cost	(227,217)	(146,369)	(72,384)	(49,030)	(77,582)	(48,614)	(377,183)	(244,013)
Share of result of associates	-	-	94	(41)	134	68	228	27
Income before income tax	5,368,586	4,765,334	987,377	886,349	880,612	868,758	7,236,575	6,520,441
Income tax expense	(995,787)	(977,682)	(283,607)	(270,275)	(301,609)	(266,027)	(1,581,003)	(1,513,984)
Net income	4,372,799	3,787,652	703,770	616,074	579,003	602,731	5,655,572	5,006,457

Attributed to:
Equity holders of Ambev	4,377,023	3,814,565	652,469	558,303	579,003	602,731	5,608,495	4,975,599
Non-controlling interests	(4,224)	(26,913)	51,301	57,771	-	-	47,077	30,858

Normalized EBITDA	6,283,934	5,596,151	1,273,065	1,156,262	1,077,938	1,132,616	8,634,937	7,885,029
Special items	43,073	(2,825)	(6,477)	(11,518)	-	(69,954)	36,596	(84,297)
Depreciation, amortization and impairment	(731,204)	(681,623)	(206,921)	(209,324)	(119,878)	(145,358)	(1,058,003)	(1,036,305)
Net finance costs	(227,217)	(146,369)	(72,384)	(49,030)	(77,582)	(48,614)	(377,183)	(244,013)
Share of results of associates	-	-	94	(41)	134	68	228	27
Income tax expense	(995,787)	(977,682)	(283,607)	(270,275)	(301,609)	(266,027)	(1,581,003)	(1,513,984)
Net income	4,372,799	3,787,652	703,770	616,074	579,003	602,731	5,655,572	5,006,457

Normalized EBITDA margin in %	47.6%	45.5%	43.6%	44.1%	41.0%	39.8%	46.1%	44.4%

Acquisition of property, plant and equipment	2,271,053	1,303,862	247,911	172,247	74,523	71,697	2,593,487	1,547,806
Additions to / (reversals of) provisions	101,536	30,979	1,253	3,211	14,656	23,223	117,445	57,413
Full time employee	31,993	31,510	8,009	8,031	4,635	3,094	44,637	42,635

	09/30/2011	12/31/2010	09/30/2011	12/31/2010	09/30/2011	12/31/2010	09/30/2011	12/31/2010

Segment assets	14,869,744	12,268,650	6,078,524	4,849,633	17,041,636	17,033,636	37,989,904	34,151,919
Intersegment elimination							(1,717,451)	(479,158)
Non-segmented assets							8,894,043	9,005,539
Total assets							45,166,496	42,678,300

Segment liabilities	10,791,614	7,778,256	2,128,447	1,141,553	1,853,296	1,648,646	14,773,357	10,568,455
Intersegment elimination							(1,717,451)	(479,158)
Non-segmented liabilities							32,110,590	32,589,003
Total liabilities							45,166,496	42,678,300

 (i) Latin America – North: includes operations in Brazil and Hila-ex: Ecuador, Guatemala, Dominican Republic and Peru.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

23

(b) Additional information – by business unit – Nine-month period ended:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	09/30/2011			09/30/2010
	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	61,530	23,679	85,209	61,802	23,335	85,137

Net sales	10,944,866	2,253,922	13,198,788	10,099,121	2,210,678	12,309,799
Cost of sales	(3,224,561)	(1,073,301)	(4,297,862)	(2,993,160)	(1,044,716)	(4,037,876)
Gross profit	7,720,305	1,180,621	8,900,926	7,105,961	1,165,962	8,271,923
Sales and marketing expenses	(2,714,969)	(480,460)	(3,195,429)	(2,553,443)	(459,412)	(3,012,855)
Administrative expenses	(546,268)	(71,361)	(617,629)	(638,231)	(86,485)	(724,716)
Other operating income/(expenses)	361,849	103,013	464,862	303,264	76,912	380,176
Normalized income from operations (normalized EBIT)	4,820,917	731,813	5,552,730	4,217,551	696,977	4,914,528
Special items	32,115	10,958	43,073	(2,804)	(21)	(2,825)
Income from operations (EBIT)	4,853,032	742,771	5,595,803	4,214,747	696,956	4,911,703
Net finance cost	(227,217)	-	(227,217)	(146,369)	-	(146,369)
Share of result of associates	-	-	-	-	-	-
Income before income tax	4,625,815	742,771	5,368,586	4,068,378	696,956	4,765,334
Income tax expense	(995,787)	-	(995,787)	(977,682)	-	(977,682)
Net income	3,630,028	742,771	4,372,799	3,090,696	696,956	3,787,652

Attributed to:
Equity holders of Ambev	3,634,252	742,771	4,377,023	3,111,341	703,224	3,814,565
Non-controlling interests	(4,224)	-	(4,224)	(20,645)	(6,268)	(26,913)

Normalized EBITDA	5,374,013	909,924	6,283,937	4,730,876	865,275	5,596,151
Special items	32,115	10,958	43,073	(2,804)	(21)	(2,825)
Depreciation, amortization and impairment	(553,096)	(178,111)	(731,207)	(513,325)	(168,298)	(681,623)
Net finance costs	(227,217)	-	(227,217)	(146,369)	-	(146,369)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(995,787)	-	(995,787)	(977,682)	-	(977,682)
Net income	3,630,028	742,771	4,372,799	3,090,696	696,956	3,787,652

Normalized EBITDA margin in %	49.1%	40.4%	47.6%	46.8%	39.1%	45.5%

	Brazil
	09/30/2011			09/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	59,821	20,686	80,507	59,914	20,513	80,427

Net sales	10,786,184	2,057,248	12,843,432	9,868,716	2,002,805	11,871,521
Cost of sales	(3,140,431)	(925,398)	(4,065,829)	(2,851,419)	(895,807)	(3,747,226)
Gross profit	7,645,753	1,131,850	8,777,603	7,017,297	1,106,998	8,124,295
Sales and marketing expenses	(2,622,752)	(408,079)	(3,030,831)	(2,413,875)	(380,315)	(2,794,190)
Administrative expenses	(537,208)	(45,839)	(583,047)	(609,817)	(61,723)	(671,540)
Other operating income/(expenses)	365,239	101,680	466,919	301,651	76,263	377,914
Normalized income from operations (normalized EBIT)	4,851,032	779,612	5,630,644	4,295,256	741,223	5,036,479
Special items	32,115	10,958	43,073	(2,804)	(21)	(2,825)
Income from operations (EBIT)	4,883,147	790,570	5,673,717	4,292,452	741,202	5,033,654
Net finance cost	(218,162)	-	(218,162)	(119,853)	-	(119,853)
Share of result of associates	-	-	-	-	-	-
Income before income tax	4,664,985	790,570	5,455,555	4,172,599	741,202	4,913,801
Income tax expense	(991,092)	-	(991,092)	(984,150)	-	(984,150)
Net income	3,673,893	790,570	4,464,463	3,188,449	741,202	3,929,651

Attributed to:
Equity holders of Ambev	3,672,755	790,570	4,463,325	3,187,709	741,202	3,928,911
Non-controlling interests	1,138	-	1,138	740	-	740

Normalized EBITDA	5,383,591	936,799	6,320,390	4,777,057	886,751	5,663,808
Special items	32,115	10,958	43,073	(2,804)	(21)	(2,825)
Depreciation, amortization and impairment	(532,559)	(157,187)	(689,746)	(481,801)	(145,528)	(627,329)
Net finance costs	(218,162)	-	(218,162)	(119,853)	-	(119,853)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(991,092)	-	(991,092)	(984,150)	-	(984,150)
Net income	3,673,893	790,570	4,464,463	3,188,449	741,202	3,929,651

Normalized EBITDA margin in %	49.9%	45.5%	49.2%	48.4%	44.3%	47.7%

24

	HILA-Ex
	09/30/2011			09/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	1,709	2,993	4,702	1,888	2,822	4,710

Net sales	158,682	196,674	355,356	230,405	207,873	438,278
Cost of sales	(84,130)	(147,903)	(232,033)	(141,741)	(148,909)	(290,650)
Gross profit	74,552	48,771	123,323	88,664	58,964	147,628
Sales and marketing expenses	(92,217)	(72,381)	(164,598)	(139,568)	(79,097)	(218,665)
Administrative expenses	(9,060)	(25,522)	(34,582)	(28,414)	(24,762)	(53,176)
Other operating income/(expenses)	(3,390)	1,333	(2,057)	1,613	649	2,262
Normalized income from operations (normalized EBIT)	(30,115)	(47,799)	(77,914)	(77,705)	(44,246)	(121,951)
Special items	-	-	-	-	-	-
Income from operations (EBIT)	(30,115)	(47,799)	(77,914)	(77,705)	(44,246)	(121,951)
Net finance cost	(9,055)	-	(9,055)	(26,516)	-	(26,516)
Share of result of associates	-	-	-	-	-	-
Income before income tax	(39,170)	(47,799)	(86,969)	(104,221)	(44,246)	(148,467)
Income tax expense	(4,695)	-	(4,695)	6,468	-	6,468
Net income	(43,865)	(47,799)	(91,664)	(97,753)	(44,246)	(141,999)

Attributed to:
Equity holders of Ambev	(38,503)	(47,799)	(86,302)	(76,368)	(37,978)	(114,346)
Non-controlling interests	(5,362)	-	(5,362)	(21,385)	(6,268)	(27,653)

Normalized EBITDA	(9,578)	(26,875)	(36,453)	(46,181)	(21,476)	(67,657)
Special items	-	-	-	-	-	-
Depreciation, amortization and impairment	(20,537)	(20,924)	(41,461)	(31,524)	(22,770)	(54,294)
Net finance costs	(9,055)	-	(9,055)	(26,516)	-	(26,516)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(4,695)	-	(4,695)	6,468	-	6,468
Net income	(43,865)	(47,799)	(91,664)	(97,753)	(44,246)	(141,999)

Normalized EBITDA margin in %	-6.0%	-13.7%	-10.3%	-20.0%	-10.3%	-15.4%

	Latin America - south
	09/30/2011			09/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	14,773	9,043	23,816	14,285	9,037	23,322

Net sales	2,133,252	789,903	2,923,155	1,921,681	698,535	2,620,216
Cost of sales	(678,685)	(491,705)	(1,170,390)	(614,864)	(436,990)	(1,051,854)
Gross profit	1,454,567	298,198	1,752,765	1,306,817	261,545	1,568,362
Sales and marketing expenses	(395,102)	(183,748)	(578,850)	(340,057)	(171,403)	(511,460)
Administrative expenses	(89,844)	(9,013)	(98,857)	(92,059)	(8,307)	(100,366)
Other operating income/(expenses)	(16,779)	7,865	(8,914)	(8,938)	(660)	(9,598)
Normalized income from operations (normalized EBIT)	952,842	113,302	1,066,144	865,763	81,175	946,938
Special items	(6,477)	-	(6,477)	(11,518)	-	(11,518)
Income from operations (EBIT)	946,365	113,302	1,059,667	854,245	81,175	935,420
Net finance cost	(71,919)	(465)	(72,384)	(48,850)	(180)	(49,030)
Share of result of associates	94	-	94	(41)	-	(41)
Income before income tax	874,540	112,837	987,377	805,354	80,995	886,349
Income tax expense	(282,250)	(1,357)	(283,607)	(270,275)	-	(270,275)
Net income	592,290	111,480	703,770	535,079	80,995	616,074

Attributed to:
Equity holders of Ambev	540,999	111,470	652,469	477,447	80,856	558,303
Non-controlling interests	51,291	10	51,301	57,632	139	57,771

Normalized EBITDA	1,116,531	156,534	1,273,065	1,028,601	127,661	1,156,262
Special items	(6,477)	-	(6,477)	(11,518)	-	(11,518)
Depreciation, amortization and impairment	(163,689)	(43,232)	(206,921)	(162,838)	(46,486)	(209,324)
Net finance costs	(71,919)	(465)	(72,384)	(48,850)	(180)	(49,030)
Share of results of associates	94	-	94	(41)	-	(41)
Income tax expense	(282,250)	(1,357)	(283,607)	(270,275)	-	(270,275)
Net income	592,290	111,480	703,770	535,079	80,995	616,074

Normalized EBITDA margin in %	52.3%	19.8%	43.6%	53.5%	18.3%	44.1%

25

	Canadá
	09/30/2011		09/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	7,872	7,872	8,645	8,645

Net sales	2,626,335	2,626,335	2,847,951	2,847,951
Cost of sales	(787,701)	(787,701)	(906,896)	(906,896)
Gross profit	1,838,634	1,838,634	1,941,055	1,941,055
Sales and marketing expenses	(794,402)	(794,402)	(843,742)	(843,742)
Administrative expenses	(94,139)	(94,139)	(111,208)	(111,208)
Other operating income/(expenses)	7,967	7,967	1,153	1,153
Normalized income from operations (normalized EBIT)	958,060	958,060	987,258	987,258
Special items	-	-	(69,954)	(69,954)
Income from operations (EBIT)	958,060	958,060	917,304	917,304
Net finance cost	(77,582)	(77,582)	(48,614)	(48,614)
Share of result of associates	134	134	68	68
Income before income tax	880,612	880,612	868,758	868,758
Income tax expense	(301,609)	(301,609)	(266,027)	(266,027)
Net income	579,003	579,003	602,731	602,731

Attributed to:
Equity holders of Ambev	579,003	579,003	602,731	602,731
Non-controlling interests	-	-	-	-

Normalized EBITDA	1,077,938	1,077,938	1,132,616	1,132,616
Special items	-	-	(69,954)	(69,954)
Depreciation, amortization and impairment	(119,878)	(119,878)	(145,358)	(145,358)
Net finance costs	(77,582)	(77,582)	(48,614)	(48,614)
Share of results of associates	134	134	68	68
Income tax expense	(301,609)	(301,609)	(266,027)	(266,027)
Net income	579,003	579,003	602,731	602,731

Normalized EBITDA margin in %	41.0%	41.0%	39.8%	39.8%

(c) Reportable segments - Three-month period ended:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Volume	29,586	28,772	7,522	7,356	2,811	3,153	39,920	39,281

Net sales	4,475,301	4,110,485	939,717	852,243	959,516	1,015,443	6,374,534	5,978,171
Cost of sales	(1,467,360)	(1,388,943)	(387,067)	(355,488)	(275,833)	(314,150)	(2,130,260)	(2,058,581)
Gross profit	3,007,941	2,721,542	552,650	496,755	683,683	701,293	4,244,274	3,919,590
Sales and marketing expenses	(1,089,271)	(1,024,580)	(195,379)	(175,067)	(259,386)	(282,855)	(1,544,036)	(1,482,502)
Administrative expenses	(219,267)	(232,092)	(31,512)	(38,737)	(27,605)	(28,883)	(278,384)	(299,712)
Other operating income/(expenses)	167,660	165,591	(1,999)	(4,959)	1,452	9	167,113	160,641
Normalized income from operations (normalized EBIT)	1,867,063	1,630,461	323,760	277,992	398,144	389,564	2,588,967	2,298,017
Special items	43,073	(10)	(1,185)	(1,201)	-	(1,443)	41,888	(2,654)
Income from operations (EBIT)	1,910,136	1,630,451	322,575	276,791	398,144	388,121	2,630,855	2,295,363
Net finance cost	(235,409)	61,672	(58,306)	2,416	(12,625)	(15,977)	(306,340)	48,111
Share of result of associates	-	-	(2)	17	121	57	119	74
Income before income tax	1,674,727	1,692,123	264,267	279,224	385,640	372,201	2,324,634	2,343,548
Income tax expense	(399,388)	(320,024)	(81,740)	(81,817)	(139,669)	(114,035)	(620,797)	(515,876)
Net income	1,275,339	1,372,099	182,527	197,407	245,971	258,166	1,703,837	1,827,672

Attributed to:
Equity holders of Ambev	1,275,943	1,380,477	165,341	176,519	245,971	258,166	1,687,255	1,815,162
Non-controlling interests	(604)	(8,378)	17,186	20,888	-	-	16,582	12,510

Normalized EBITDA	2,120,790	1,861,194	393,038	349,383	438,975	445,063	2,952,803	2,655,640
Special items	43,073	(10)	(1,185)	(1,201)	-	(1,443)	41,888	(2,654)
Depreciation, amortization and impairment	(253,727)	(230,733)	(69,278)	(71,391)	(40,831)	(55,499)	(363,836)	(357,623)
Net finance costs	(235,409)	61,672	(58,306)	2,416	(12,625)	(15,977)	(306,340)	48,111
Share of results of associates	-	-	(2)	17	121	57	119	74
Income tax expense	(399,388)	(320,024)	(81,740)	(81,817)	(139,669)	(114,035)	(620,797)	(515,876)
Net income	1,275,339	1,372,099	182,527	197,407	245,971	258,166	1,703,837	1,827,672

Normalized EBITDA margin in %	47.4%	45.3%	41.8%	41.0%	45.7%	43.8%	46.3%	44.4%

Acquisition of property, plant and equipment	806,228	664,715	108,430	99,252	22,847	23,917	937,505	787,884
Additions to / (reversals of) provisions	16,867	(61,696)	209	617	6,849	1,834	23,925	(59,245)
Full time employee	31,993	31,510	8,009	8,031	4,635	3,094	44,637	42,635

26

(d) Additional information – by business unit – Three-month period ended:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	09/30/2011			09/30/2010
	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	21,227	8,360	29,586	20,946	7,826	28,772

Net sales	3,663,239	812,062	4,475,301	3,368,703	741,782	4,110,485
Cost of sales	(1,102,883)	(364,477)	(1,467,360)	(1,041,468)	(347,475)	(1,388,943)
Gross profit	2,560,356	447,585	3,007,941	2,327,235	394,307	2,721,542
Sales and marketing expenses	(912,923)	(176,348)	(1,089,271)	(866,033)	(158,547)	(1,024,580)
Administrative expenses	(194,119)	(25,148)	(219,267)	(208,056)	(24,036)	(232,092)
Other operating income/(expenses)	130,076	37,584	167,660	130,836	34,755	165,591
Normalized income from operations (normalized EBIT)	1,583,390	283,673	1,867,063	1,383,982	246,479	1,630,461
Special items	32,115	10,958	43,073	(8)	(2)	(10)
Income from operations (EBIT)	1,615,505	294,631	1,910,136	1,383,974	246,477	1,630,451
Net finance cost	(235,409)	-	(235,409)	61,672	-	61,672
Share of result of associates	-	-	-	-	-	-
Income before income tax	1,380,096	294,631	1,674,727	1,445,646	246,477	1,692,123
Income tax expense	(399,388)	-	(399,388)	(320,024)	-	(320,024)
Net income	980,708	294,631	1,275,339	1,125,622	246,477	1,372,099

Attributed to:
Equity holders of Ambev	981,312	294,631	1,275,943	1,132,035	248,442	1,380,477
Non-controlling interests	(604)	-	(604)	(6,413)	(1,965)	(8,378)

Normalized EBITDA	1,776,456	344,337	2,120,793	1,555,502	305,692	1,861,194
Special items	32,115	10,958	43,073	(8)	(2)	(10)
Depreciation, amortization and impairment	(193,066)	(60,664)	(253,730)	(171,520)	(59,213)	(230,733)
Net finance costs	(235,409)	-	(235,409)	61,672	-	61,672
Share of results of associates	-	-	-	-	-	-
Income tax expense	(399,388)	-	(399,388)	(320,024)	-	(320,024)
Net income	980,708	294,631	1,275,339	1,125,622	246,477	1,372,099

Normalized EBITDA margin in %	48.5%	42.4%	47.4%	46.2%	41.2%	45.3%

	Brazil
	09/30/2011			09/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	20,623	7,392	28,015	20,272	6,950	27,222

Net sales	3,628,860	727,379	4,356,239	3,289,900	675,482	3,965,382
Cost of sales	(1,072,355)	(317,504)	(1,389,859)	(988,859)	(299,184)	(1,288,043)
Gross profit	2,556,505	409,875	2,966,380	2,301,041	376,298	2,677,339
Sales and marketing expenses	(885,370)	(151,621)	(1,036,991)	(821,978)	(131,791)	(953,769)
Administrative expenses	(187,763)	(17,990)	(205,753)	(199,416)	(17,691)	(217,107)
Other operating income/(expenses)	132,812	37,543	170,355	129,753	34,470	164,223
Normalized income from operations (normalized EBIT)	1,616,184	277,807	1,893,991	1,409,400	261,286	1,670,686
Special items	32,115	10,958	43,073	(8)	(2)	(10)
Income from operations (EBIT)	1,648,299	288,765	1,937,064	1,409,392	261,284	1,670,676
Net finance cost	(230,838)	-	(230,838)	65,758	-	65,758
Share of result of associates	-	-	-	-	-	-
Income before income tax	1,417,461	288,765	1,706,226	1,475,150	261,284	1,736,434
Income tax expense	(399,147)	-	(399,147)	(319,574)	-	(319,574)
Net income	1,018,314	288,765	1,307,079	1,155,576	261,284	1,416,860

Attributed to:
Equity holders of Ambev	1,017,923	288,765	1,306,688	1,155,208	261,284	1,416,492
Non-controlling interests	391	-	391	368	-	368

Normalized EBITDA	1,802,000	331,480	2,133,480	1,570,232	312,344	1,882,576
Special items	32,115	10,958	43,073	(8)	(2)	(10)
Depreciation, amortization and impairment	(185,816)	(53,673)	(239,489)	(160,832)	(51,058)	(211,890)
Net finance costs	(230,838)	-	(230,838)	65,758	-	65,758
Share of results of associates	-	-	-	-	-	-
Income tax expense	(399,147)	-	(399,147)	(319,574)	-	(319,574)
Net income	1,018,314	288,765	1,307,079	1,155,576	261,284	1,416,860

Normalized EBITDA margin in %	49.7%	45.6%	49.0%	47.7%	46.2%	47.5%

27

	HILA-Ex
	09/30/2011			09/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	604	968	1,572	674	876	1,550

Net sales	34,379	84,683	119,062	78,803	66,300	145,103
Cost of sales	(30,528)	(46,973)	(77,501)	(52,609)	(48,291)	(100,900)
Gross profit	3,851	37,710	41,561	26,194	18,009	44,203
Sales and marketing expenses	(27,553)	(24,727)	(52,280)	(44,055)	(26,756)	(70,811)
Administrative expenses	(6,356)	(7,158)	(13,514)	(8,640)	(6,345)	(14,985)
Other operating income/(expenses)	(2,736)	41	(2,695)	1,083	285	1,368
Normalized income from operations (normalized EBIT)	(32,794)	5,866	(26,928)	(25,418)	(14,807)	(40,225)
Special items	-	-	-	-	-	-
Income from operations (EBIT)	(32,794)	5,866	(26,928)	(25,418)	(14,807)	(40,225)
Net finance cost	(4,571)	-	(4,571)	(4,086)	-	(4,086)
Share of result of associates	-	-	-	-	-	-
Income before income tax	(37,365)	5,866	(31,499)	(29,504)	(14,807)	(44,311)
Income tax expense	(241)	-	(241)	(450)	-	(450)
Net income	(37,606)	5,866	(31,740)	(29,954)	(14,807)	(44,761)

Attributed to:
Equity holders of Ambev	(36,611)	5,866	(30,745)	(23,173)	(12,842)	(36,015)
Non-controlling interests	(995)	-	(995)	(6,781)	(1,965)	(8,746)

Normalized EBITDA	(25,544)	12,857	(12,687)	(14,730)	(6,652)	(21,382)
Special items	-	-	-	-	-	-
Depreciation, amortization and impairment	(7,250)	(6,991)	(14,241)	(10,688)	(8,155)	(18,843)
Net finance costs	(4,571)	-	(4,571)	(4,086)	-	(4,086)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(241)	-	(241)	(450)	-	(450)
Net income	(37,606)	5,866	(31,740)	(29,954)	(14,807)	(44,761)

Normalized EBITDA margin in %	-74.3%	15.2%	-10.7%	-18.7%	-10.0%	-14.7%

	Latin America - south
	09/30/2011			09/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	4,568	2,954	7,522	4,451	2,905	7,356

Net sales	675,504	264,213	939,717	622,639	229,604	852,243
Cost of sales	(226,385)	(160,682)	(387,067)	(208,536)	(146,952)	(355,488)
Gross profit	449,119	103,531	552,650	414,103	82,652	496,755
Sales and marketing expenses	(134,468)	(60,911)	(195,379)	(117,143)	(57,924)	(175,067)
Administrative expenses	(28,470)	(3,042)	(31,512)	(36,104)	(2,633)	(38,737)
Other operating income/(expenses)	(7,234)	5,235	(1,999)	(3,890)	(1,069)	(4,959)
Normalized income from operations (normalized EBIT)	278,947	44,813	323,760	256,966	21,026	277,992
Special items	(1,185)	-	(1,185)	(1,201)	-	(1,201)
Income from operations (EBIT)	277,762	44,813	322,575	255,765	21,026	276,791
Net finance cost	(58,209)	(97)	(58,306)	2,640	(224)	2,416
Share of result of associates	(2)	-	(2)	17	-	17
Income before income tax	219,551	44,716	264,267	258,422	20,802	279,224
Income tax expense	(81,307)	(433)	(81,740)	(81,817)	-	(81,817)
Net income	138,244	44,283	182,527	176,605	20,802	197,407

Attributed to:
Equity holders of Ambev	121,058	44,283	165,341	155,746	20,773	176,519
Non-controlling interests	17,186	0	17,186	20,859	29	20,888

Normalized EBITDA	333,756	59,282	393,038	312,546	36,837	349,383
Special items	(1,185)	-	(1,185)	(1,201)	-	(1,201)
Depreciation, amortization and impairment	(54,810)	(14,468)	(69,278)	(55,580)	(15,811)	(71,391)
Net finance costs	(58,209)	(97)	(58,306)	2,640	(224)	2,416
Share of results of associates	(2)	-	(2)	17	-	17
Income tax expense	(81,307)	(433)	(81,740)	(81,817)	-	(81,817)
Net income	138,244	44,283	182,527	176,605	20,802	197,407

Normalized EBITDA margin in %	49.4%	22.4%	41.8%	50.2%	16.0%	41.0%

28

	Canadá
	09/30/2011		09/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	2,811	2,811	3,153	3,153

Net sales	959,516	959,516	1,015,443	1,015,443
Cost of sales	(275,833)	(275,833)	(314,150)	(314,150)
Gross profit	683,683	683,683	701,293	701,293
Sales and marketing expenses	(259,386)	(259,386)	(282,855)	(282,855)
Administrative expenses	(27,605)	(27,605)	(28,883)	(28,883)
Other operating income/(expenses)	1,452	1,452	9	9
Normalized income from operations (normalized EBIT)	398,144	398,144	389,564	389,564
Special items	-	-	(1,443)	(1,443)
Income from operations (EBIT)	398,144	398,144	388,121	388,121
Net finance cost	(12,625)	(12,625)	(15,977)	(15,977)
Share of result of associates	121	121	57	57
Income before income tax	385,640	385,640	372,201	372,201
Income tax expense	(139,669)	(139,669)	(114,035)	(114,035)
Net income	245,971	245,971	258,166	258,166

Attributed to:
Equity holders of Ambev	245,971	245,971	258,166	258,166
Non-controlling interests	-	-	-	-

Normalized EBITDA	438,975	438,975	445,063	445,063
Special items	-	-	(1,443)	(1,443)
Depreciation, amortization and impairment	(40,831)	(40,831)	(55,499)	(55,499)
Net finance costs	(12,625)	(12,625)	(15,977)	(15,977)
Share of results of associates	121	121	57	57
Income tax expense	(139,669)	(139,669)	(114,035)	(114,035)
Net income	245,971	245,971	258,166	258,166

Normalized EBITDA margin in %	45.7%	45.7%	43.8%	43.8%

13. NET SALES

	Nine-month period ended:		Three-month period ended:
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Gross sales	36,555,319	32,856,252	12,708,463	11,155,141
Deductions from gross revenue	(17,807,041)	(15,078,286)	(6,333,929)	(5,176,970)
	18,748,278	17,777,966	6,374,534	5,978,171

The deductions from gross revenue include taxes, returns and rebates.

14. OTHER OPERATING INCOME / (EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Government grants	289,902	283,970	98,584	112,242
Tax recovery	19,868	40,756	16,971	31,700
(Additions to )/reversal of provisions	19,239	(10,268)	2,975	(1,179)
Net gain on disposal of property, plant and equipment and intangible assets	7,514	4,691	2,323	1,148
Net rental income	3,175	2,627	1,181	817
Net other operating income	124,217	49,955	45,079	15,913
	463,915	371,731	167,113	160,641

29

Government grants are related to ICMS (Brazilian State value added) tax incentives.

The apportionment of costs refers to the sharing of costs and expenses incurred by the Company between it and the other companies of the Ambev group, realized annually as from 2011 based on the proportion of the gross income of each entity.

15. SPECIAL ITEMS

Special items are those that in management’s judgment need to be disclosed by virtue of their size or nature.  In determining whether an event or transaction classifies as special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential for variation of impact on profit or loss.  These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements.  Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments. The Company considers these items to be significant and accordingly, has excluded these from their segment measure of performance (Note 12).

Special items are detailed below:

	Nine-month period ended:		Three-month period ended:
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Restructuring	(6,494)	(34,877)	(1,202)	(3,027)
Proceeds from sale of property	43,073	-	43,073	-
Labatt Hamilton Brewery closure expenses	-	(46,731)	-	375
Others	17	(2,689)	17	(2)
	36,596	(84,297)	41,888	(2,654)

The restructuring expenses relate to the realignment of the structure and processes in geographical segment of Latin America - South.

The net proceeds from sale of property amounting to R$ 43,073 was due to the sale and purchase instrument signed by the Company in July 2011 for the disposal of a property located on Marques de Sapucaí Street in Rio de Janeiro (at June 2011 the cost of the property was recorded under Assets held for sale).

In the first quarter of 2010, the Company began shutting down the Hamilton plant which was part of the Labatt operations in anticipation of discontinuing its operations by April 30, 2010. As a consequence it recognized an expense of R$(46,731) in the nine month period ended September 30, 2010, of which R$(12,404) related to closing activities and R$(34,327) to asset impairments.

30

16. FINANCE COST AND INCOME

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev’s interest rate risk (Note 19).  The interest expense recognized on hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	Nine-month period ended:		Three-month period ended:
Finance costs	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Interest expense	(451,587)	(488,877)	(151,740)	(172,581)
Losses on hedging instruments that are not part of a hedge accounting relationship	(311,400)	(65,103)	(156,437)	(3,854)
Hedge ineffectiveness losses	(25,613)	-	(25,613)	-
Interest on tax contingencies	(8,092)	(29,058)	2,594	(11,163)
Interest and foreign exchange rate on loans	-	6,493	-	6,493
Exchange variation	(87,647)	(5,456)	(87,647)	17,720
Tax on financial transactions	(32,033)	(28,125)	(10,741)	(7,794)
Bank guarantee expenses	(41,927)	(44,286)	(16,812)	(16,005)
Other financial costs, including bank fees	(36,310)	(28,126)	(4,004)	(8,090)
	(994,609)	(682,538)	(450,400)	(195,274)

	Nine-month period ended:		Three-month period ended:
Interest expense	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Financial liabilities measured at amortized cost	(250,353)	(167,091)	(102,087)	(43,275)
Capitalized borrowings	121,334	-	47,835	(12,978)
Fair value hedge - hedged items	(129,367)	(174,105)	(57,723)	(48,100)
Fair value hedge - hedging instruments	(134,175)	(105,859)	(31,427)	(55,031)
Cash flow hedges – hedged items	(101,776)	(87,593)	(14,273)	(27,909)
Cash flow hedges – hedging instruments (reclassified from equity)	42,750	45,771	5,935	14,712
	(451,587)	(488,877)	(151,740)	(172,581)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges. The interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Fair value hedge - hedged items	(191,505)	48,816	(298,660)	(12,116)
Fair value hedge - hedging instruments	193,591	(49,926)	300,899	10,673
Cash flow hedges – hedged items	7,478	(16,951)	41,288	(12,141)
Cash flow hedges – hedging instruments (reclassified from equity)	(6,009)	20,205	(41,655)	16,311
Others	(3,555)	(2,144)	(1,872)	(2,727)

Foreign exchange results from fair value hedges mainly relate to the Bonds 2011 and 2013 hedges (Note 19). Cash flow hedge results primarily relate to the hedge of a Brazilian Real loans in Canada, partially settled on June 20, 2011.

31

	Nine-month period ended:		Three-month period ended:
Finance income	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Interest income	426,265	308,430	167,003	136,647
Net gains on hedging instruments that are not part of a hedge accounting relationship	182,189	106,198	(12,374)	99,216
Hedge ineffectiveness gains	-	-	(1,359)	-
Exchange variation	-	131	(13,248)	131
Monetary restatement gains/losses	-	12,709	-	3,645
Others	8,972	11,057	4,038	3,746
	617,426	438,525	144,060	243,385

Interest income arises from the following financial assets:

	Nine-month period ended:		Three-month period ended:
Interest income	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Cash and cash equivalents	276,971	189,579	125,661	60,104
Investment securities held for trading	56,949	39,877	9,462	16,637
Gains on no derivative instrument (fair value through profit or loss)	92,345	78,974	31,880	59,906
	426,265	308,430	167,003	136,647

17. INCOME TAX AND SOCIAL CONTRIBUTION

 Income taxes reported in the income statement are analyzed as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Income tax expense - current	(1,241,515)	(977,166)	(556,771)	(140,119)

Deferred tax (expense)/income on temporary differences	(656,593)	(415,866)	(397,627)	(365,140)
Deferred tax on taxes losses	317,105	(120,952)	333,601	(10,617)
Total deferred tax (expense)/income	(339,488)	(536,818)	(64,026)	(375,757)

Total income and expenses	(1,581,003)	(1,513,984)	(620,797)	(515,876)

32

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Profit before tax	7,236,575	6,520,441	2,324,634	2,343,548
Adjustment on taxable basis
Non-taxable net financial and other income	(173,215)	(380,646)	30,918	(137,583)
Government grants related to sales taxes	(286,041)	(260,027)	(98,584)	(88,300)
Share of results of associates	(228)	(27)	(119)	(74)
Hedge results	-	5,268	(13,305)	303
Expenses not deductible for tax purposes	96,172	148,125	(11,990)	55,026
	6,873,263	6,033,134	2,231,554	2,172,920
Aggregated weighted nominal tax rate	32.56%	32.81%	32.44%	32.72%
Taxes – nominal rate	(2,237,934)	(1,979,471)	(723,916)	(710,979)
Adjustment on tax expense
Government grants - income taxes	209,730	127,606	(1,214)	36,556
Deductible interest attributed to shareholders	361,957	299,575	111,060	95,474
Tax savings from goodwill amortization on tax books	90,565	95,717	30,188	31,476
Withholding tax and other income	(76,838)	(87,185)	(37,025)	(29,632)
Non-deductible losses in operations abroad	(23,741)	(25,138)	(8,276)	(10,514)
Income tax provion reversal	(47,133)	64,760	730	80,424
Other tax adjustments	142,391	(9,848)	7,656	(8,681)
Income tax and social contribution expense	(1,581,003)	(1,513,984)	(620,797)	(515,876)
Effective tax rate	21.85%	23.22%	26.71%	22.01%

The main events that impacted the effective tax rate in 2011 were: (a) increase in government grants related to taxes on sales and income tax, in Brazil; and (b) higher interest on shareholder’s equity expenses, also in Brazil.

The Company has been granted income tax incentives by the Brazilian Federal Government to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded in income on an accrual basis and impact the effective tax rate.

18. SHARE-BASED PAYMENTS

Since 2005, as part of its remuneration, Ambev makes use of a plan which is substantially similar to the Share-Based Compensation Plan under which bonuses granted to company employees and management are partially settled in shares. In 2011, as the current regulation plan, Ambev issued 1.377 thousand restricted stock units with an estimated fair value of R$63,145.

To encourage the mobility of managers, some options granted in previous years have been modified during 2011, where the protection characteristics of dividends on such options were canceled and replaced by the issuance of 1,989 options in 2011, representing the economic value of dividend protection feature. As there was no change to the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this modification.

33

The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the 2011 and 2010 grants are as follows:

	09/30/2011		12/31/2010 (i)
In Reais

Fair value of options granted	23.05		18.74
Share price	45.87		40.14
Exercise price	45.87		40.94
Expected volatility	35.3%		28.4%
Vesting period	5		5
Expected dividends	5%		de 0% a 5%
Risk-free interest rate	3.4% to 12.2%	(ii)	12.2%

(i) The information is weighted average plans granted during 2010, except for the expected dividends.

(ii) The  percentages  include  the  grants  of  stock options and  ADRs  during the period.

The total number of outstanding options is as follows:

Thousand options	09/30/2011	12/31/2010
Options outstanding at January 1	26,253	20,570
Options issued during the year	1,989	6,625
Options exercised during the year	(1,275)	(525)
Options forfeited during the year	(441)	(417)
Options outstanding at ended period	26,526	26,253

The range of exercise prices of the outstanding options is between R$10.93 and R$50.56 and the weighted average remaining contractual life is approximately 8.25 years.

Of the 26,526 outstanding options, 3,674 thousand options were vested at September 30, 2011.

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2011	12/31/2010
Options outstanding at January 1	24.71	20.75
Options issued during the year	45.73	40.94
Options forfeited during the year	22.63	19.31
Options exercised during the year	13.09	11.95
Options outstanding at ended period	25.43	24.71
Options exercisable at ended period	11.08	11.66

For options exercised during 2011, the weighted average market price on the exercise date was R$52.14.

To settle stock options, the Company may use treasury shares. In addition, the current limit of the Company's authorized capital is considered sufficient to meet all option plans if necessary to issue new shares to meet the licenses granted in the Programs.

34

The total number of shares purchased under the plan of actions by employees, the delivery of which is deferred to a future date under certain conditions (restricted stock unit - RSU), is shown as follows:

Thousand of shares	09/30/2011	12/31/2010
RSU outstanding at January 1	-	-
RSU issued during the year	1,377	-
RSU exercised during the year	-	-
RSU forfeited during the year	-	-
RSU outstanding at ended period	1,377	-

Additionally, certain employees and directors of Ambev receive options to acquire AB-InBev shares, the share-based compensation cost of which is recognized in the Company’s financial statements of September 30, 2011.

These share-based payments resulted in an expense of R$85,428 and R$81,190 at September 30, 2011 and 2010, respectively.

19. FINANCIAL INSTRUMENTS AND RISKS

a) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on the Company's performance consistent with its policy of Financial Risk Management.

The Company’s use of derivatives strictly follows its financial risk policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be denominated in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new price scenario that may vary from 10 to 14 months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

35

The Company's operations are subject to the risk factors described below:

a.1) Foreign currency risk

The company incurs foreign currency risk on borrowings, investments, purchases, dividends and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary.  The main derivative financial instruments used to manage foreign currency risk are forward exchange contracts, exchange traded foreign currency futures and cross currency interest rate swaps.

Foreign currency risk on operational activities

The risk of foreign currency firm commitments and operations planned, the Company's policy is to hedge contracts for any operations whose expected performance is likely. In accordance with IAS 39, these instruments are entered into in foreign currencies designated as hedges of cash flow.

Foreign exchange risk on net investments in foreign operations

Ambev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges. Under IAS 39, these derivatives were properly classified as hedges of net investment.

Hedge of Canada loans (foreign currency risk on loans to Brazilian Real)

At September 30, 2011, the Company has an outstanding bank loan of R$ 474 million raised in 2007. The Company contracts derivatives with similar maturities (January 2012) to mitigate exchange risks on real balances of principal and interest. In accordance with IAS 39, these instruments were designated as cash flow hedges.

a.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically.  The purpose of Ambev’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as Ambev’s overall business strategy.

Hedge bonds (foreign currency risk and interest rate on loans in U.S. dollars)

In December 2001, Ambev issued a US$ 500 million 10.5%  bond (2011Bond) repayable semi-annually as from July 2002 with final maturity in December 2011.  In September 2003 Ambev issued a US$ 500 million 8.75% bond (2013 Bond)repayable semi-annually from March 2004 with final maturity in September 2013.  In July 2007 Ambev issued a Brazilian Real bond (2017 Bond), which bears annual interest at 9.5% and is repayable semi-annually with final maturity date in July 2017.

36

Ambev performed swap operations to control and reduce the impact of changes in the exchange rate U.S. dollar and interest rate obligations. In addition, Ambev contracted swap operations to cover the risk of fluctuation in interest rates of bonds of 2017. These derivative instruments in accordance with IAS 39 were designated as fair value hedge.

Marketable debt security hedges (Interest rate risk on Brazilian Real)

Ambev has invested in highly liquid Brazilian Real denominated government debt securities. The fixed-rate instruments are disclosed as Held for trading.

The Company also entered into interest rate future contacts in order to offset the Brazilian Real interest rate exposure of such government bonds. Since both instruments are measured at fair value with changes recorded into profit or loss, no hedge accounting designation was needed.

a.3) Commodity Risk

The commodity markets have experienced and are expected to continue to experience price fluctuations. Ambev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility.  The Company has significant exposures to the following commodities: aluminum, sugar and wheat. These derivative instruments were designated as cash flow hedges.

a.4) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of  highly rated counterparties.

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The process that determines the financial institutions authorized to operate as the Company’s counterparties is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

The Company has adopted, in order to minimize the risk of credit with its counterparties in significant derivative transactions, bilateral "trigger" clauses. According to these clauses, when the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

At September 30, 2011, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, BNP Paribas, Bradesco, Itaú-Unibanco, Citibank, Toronto Dominion Bank, ING, JP Morgan Chase and Santander.  The Company had derivatives agreements with the following financial institutions: Barclays, Banco de Crédito do Peru, Banco Nacional de Bolivia, BBVA, BNB Paribas, Bradesco, Citibank, Merrill Lynch, Morgan Stanley,  Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, and TD Securities.

a.5)  Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities is sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

b) Financial instruments:

The management of these instruments is effected through operational strategies and internal controls to assuring liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as below:

	Loans and receivables	Financial asset a fair value through profit or loss	Derivatives hedge	Held for trading	Avaiable for sale	Total
September 30, 2011
Assets due to Balance sheet
Cash and cash equivalents	5,958,912	-	-	-	-	5,958,912
Investment securities	-	660,616	-	26,563	178,180	865,359
Trade and other receivables excluding prepaid expenses	4,616,578	-	-	-	-	4,616,578
Financial instruments derivatives	-	385,631	1,163,905	-	-	1,549,536
Assets heldo for sale	-	-	-	-	400	400
Total	10,575,490	1,046,247	1,163,905	26,563	178,580	12,990,785

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	Loans and receivables	Financial asset a fair value through profit or loss	Derivatives hedge	Held for trading	Avaiable for sale	Total
December 31, 2010
Assets due to Balance sheet
Cash and cash equivalents	5,909,340	-	-	-	-	5,909,340
Investment securities	-	1,068,282	-	41,741	167,995	1,278,018
Trade and other receivables excluding prepaid expenses	4,479,557	-	-	-	-	4,479,557
Financial instruments derivatives	-	2,112	950,342	-	-	952,454
Assets heldo for sale	-	-	-	-	51,833	51,833
Total	10,388,897	1,070,394	950,342	41,741	219,828	12,671,202

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
September 30, 2011
Liabilities due to Balance sheet
Trade and other payable	9,827,341	-	-	9,827,341
Financial intruments derivatives	-	530,833	1,120,850	1,651,683
Interest-bearning loans and borrowings	5,320,026	-	-	5,320,026
Total	15,147,367	530,833	1,120,850	16,799,050

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2010
Liabilities due to Balance sheet
Trade and other payable	7,828,736	-	-	7,828,736
Financial intruments derivatives	-	20,644	636,930	657,574
Interest-bearning loans and borrowings	6,770,442	-	-	6,770,442
Total	14,599,178	20,644	636,930	15,256,752

Classification of financial instruments by type of fair value measurement

As per IFRS 7 – Financial instruments: Disclosures and the classification of fair value of the instruments held is shown below:

	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	991,147	55,100	-	1,046,247
Derivatives - cash flow hedge	414,487	478,464	-	892,951
Derivatives - fair value hedge	-	270,954	-	270,954
	1,405,634	804,518	-	2,210,152

Financial liabilities
Financial liabilities at fair value through profit and loss	330,382	200,451	-	530,833
Derivatives - cash flow hedge	499,336	242,285	-	741,621
Derivatives - fair value hedge	-	351,569	-	351,569
Derivatives - investment hedge	27,660	-	-	27,660
	857,378	794,305	-	1,651,683

Level 1 – valuation at quoted prices (unadjusted) in active markets;

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Level 2 – other data besides those quoted in active market (Level 1) that directly provide an indication of the fair value of obligations and rights (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs).

b.1) Derivative instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and purchase options. At September 30, 2011, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

i) Financial hedge – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Derivatives used to protect the risks related to Bonds 2011, 2013 and 2017 were designated as Fair value hedge instruments, and their results, measured according to their fair value, are recognized in each year in financial results. The derivatives used to mitigate the risks associated with the Quinsa Bonds, with maturity in 2012, and the Labatt loan in Brazilian Reais were designated as cash flow hedge instruments. The result of these operations are calculated at  their fair value,  recorded in equity and recycled to the income statement in the same period in which the risk (hedged) impacts the income statement (for example, when the variable interest expense is recognized).

ii) Operational hedge – operations contracted with the purpose of reducing the Company’s exposure, net of taxes, to the volatility of foreign exchange rates and raw material prices and commitments for investments, equipment and services to be acquired. All such derivatives are classified as cash flow hedge instruments. Thus, the net results of such operations calculated at fair value, are recorded in equity accounts until recognition of the hedged item, when the accumulated results are recycled to the appropriate income statement account.

iii) Tax hedge – operations contracted with the purpose of minimizing the Brazilian tax impact on foreign exchange gains/losses on transactions between the Company and its subsidiaries abroad. At September 30, 2011, the Company has operations for which the foreign exchange gains/losses have unmatched tax effects. These operations mainly comprise loan agreements and debt securities issued abroad in a total amount of US$1,747,315 equivalent to R$3,240,220.

In order to offset the tax effect on unmatched exposures, the Company contracted derivative instruments (futures contracts), the results of which are measured according to their fair value and recognized on an accrual basis within income tax expense of each period.

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iv) Net investment hedge - transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. Part of the effective hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

At September 30, 2011 and December 31, 2010, the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

Purpose / Risk / Instruments		Notional		Fair value
		09/30/2011	12/31/2010	09/30/2011		12/31/2010
				Ativo	Passivo	Ativo	Passivo
Foreign currency	Future contracts (i)	567,268	2,228,209	376,163	(358,328)	-	(23,283)
Foreign currency	Non Deliverable Forwards	2,432,159	623,545	263,009	(48,587)	13,020	(8,393)
Foreign currency	Deliverable Forwards	422,789	478,333	35,074	(1,597)	-	(13,576)
Commodity	Future contracts (i)	396,993	271,198	79,847	(150,006)	170,221	(52,911)
Commodity	Swaps	927,105	407,530	91,811	(195,471)	72,542	(21,626)
Operational hedge		4,746,314	4,008,815	845,904	(753,989)	255,783	(119,789)
Foreign currency	Future contracts (i)	(952,457)	(1,003,385)	50,313	(66,994)	2,714	-
Foreign currency	Swaps	1,854,400	1,666,200	268,056	(351,756)	126,278	(522,020)
Foreign currency	Non Deliverable Forwards	359,738	1,335,484	138,824	(25,005)	511,068	-
Interest rates	Future contracts (i)	(747,000)	(1,716,186)	2,266	(3,767)	-	(14,719)
Interest rates	Swaps	107,309	186,373	17,281	(871)	28,686	(289)
Financial hedge		621,991	468,486	476,740	(448,393)	668,746	(537,028)
Foreign currency	Future contracts (i)	(1,065,965)	24,493	226,892	(252,964)	-	(757)
Foreign currency	Swaps / Non Deliverable Forwards	(1,327,750)	(1,192,999)	-	(168,677)	20,116	-
Fiscal hedge		(2,393,715)	(1,168,506)	226,892	(421,641)	20,116	(757)
Foreign currency	Future contracts (i)	(1,514,581)	(615,256)	-	(27,660)	7,809	-
Investment hedge		(1,514,581)	(615,256)	-	(27,660)	7,809	-
Total Derivatives		1,460,009	2,693,539	1,549,536	(1,651,683)	952,454	(657,574)

(i) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with finance institutions.

The Company recorded gains and losses on derivative financial instruments in September 30, 2011 and 2010 as below:

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		Nine-month period ended (ii):		Three-month period ended:
Purpose / Risk / Instruments		09/30/2011	09/30/2010	09/30/2011	09/30/2010

Foreign currency	Future contracts	34,568	(36,917)	151,582	(137,863)
Foreign currency	Purchase options	-	114	-	-
Foreign currency	Non Deliverable Forwards	277,173	18,662	300,170	19,690
Foreign currency	Deliverable Forwards	198	13,675	(12,196)	(4,375)
Commodity	Future contracts	(48,436)	33,420	(19,895)	88,778
Commodity	Swaps	(110,118)	709	(112,086)	72,463
Operational hedge		153,385	29,663	307,575	38,693
Foreign currency	Future contracts	(189,283)	55,086	(177,906)	58,412
Foreign currency	Purchase options	(12,069)	(28,943)	-	(2,132)
Foreign currency	Swaps	59,726	(300,093)	267,942	(307,808)
Foreign currency	Non Deliverable Forwards	36,741	94,044	78,083	93,727
Interest rates	Future contracts	45,146	(21,202)	60,836	(15,307)
Interest rates	Swaps	1,072	77,347	(190,986)	1,441
Financial hedge		(58,667)	(123,761)	37,969	(171,667)
Foreign currency	Future contracts	(192,236)	(15,318)	(192,360)	785
Foreign currency	Swaps / Non Deliverable Forwards	(140,623)	53,639	(215,212)	76,389
Fiscal hedge		(332,859)	38,321	(407,572)	77,174
Foreign currency	Future contracts	(235,557)	-	(274,077)	-
Investment hedge		(235,557)	-	(274,077)	-
Total Derivatives		(473,698)	(55,777)	(336,105)	(55,800)

 (ii) Hedge operations result of R$153,385 were recognized in equity (hedge reserves). The results of net investment hedges of R$(235,557) were allocated as Earnings (losses) on translation of subsidiaries operations as shown in Other comprehensive income.

Derivatives designated as Fiscal hedges results of R$(332,859)were recognized in the income tax and social contribution line.

Financial hedge results of R$(56,667) were fully recorded  in  financial results.

At September 30, 2011, the Notional and Fair Value amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Notional
		2011	2012	2013	2014	>2014	Total

Foreign currency	Future contracts	545,564	21,704	-	-	-	567,268
Foreign currency	Non Deliverable Forwards	1,058,831	1,373,328	-	-	-	2,432,159
Foreign currency	Deliverable Forwards	113,055	309,735	-	-	-	422,789
Commodity	Future contracts	149,781	240,865	6,347	-	-	396,993
Commodity	Swaps	177,646	612,839	136,620	-	-	927,105
Operational hedge		2,044,877	2,558,471	142,967	-	-	4,746,314
Foreign currency	Future contracts	(433,689)	(518,768)	-	-	-	(952,457)
Foreign currency	Swaps	927,200	-	927,200	-	-	1,854,400
Foreign currency	Non Deliverable Forwards	(85,302)	459,358	(14,317)	-	-	359,738
Taxas de Juros	Future contracts	-	136,500	(300,000)	(221,000)	(362,500)	(747,000)
Taxas de Juros	Swaps	-	(192,691)	-	-	300,000	107,309
Financial hedge		408,209	(115,601)	612,883	(221,000)	(62,500)	621,991
Foreign currency	Future contracts	(1,065,965)	-	-	-	-	(1,065,965)
Foreign currency	Swaps / Non Deliverable Forwards	(1,327,750)	-	-	-	-	(1,327,750)
Fiscal hedge		(2,393,715)	-	-	-	-	(2,393,715)
Foreign currency	Future contracts	(1,514,581)	-	-	-	-	(1,514,581)
Investment hedge		(1,514,581)	-	-	-	-	(1,514,581)
Total Derivatives		(1,455,211)	2,442,869	755,850	(221,000)	(62,500)	1,460,009

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Purpose / Risk / Instruments		Fair value
		2011	2012	2013	2014	>2014	Total

Foreign currency	Future contracts	12,993	4,842	-	-	-	17,835
Foreign currency	Non Deliverable Forwards	94,650	119,772	-	-	-	214,422
Foreign currency	Deliverable Forwards	2,728	30,749	-	-	-	33,477
Commodity	Future contracts	(71,664)	1,449	56	-	-	(70,159)
Commodity	Swaps	1,455	(88,917)	(16,198)	-	-	(103,660)
Operational hedge		40,162	67,895	(16,142)	-	-	91,915
Foreign currency	Future contracts	(8,150)	(8,531)	-	-	-	(16,681)
Foreign currency	Swaps	17,974	14,383	(116,057)	-	-	(83,700)
Foreign currency	Non Deliverable Forwards	(12,055)	125,788	86	-	-	113,819
Taxas de Juros	Future contracts	-	60	(449)	(385)	(727)	(1,501)
Taxas de Juros	Swaps	-	(871)	-	-	17,281	16,410
Financial hedge		(2,231)	130,829	(116,420)	(385)	16,554	28,347
Foreign currency	Future contracts	(26,072)	-	-	-	-	(26,072)
Foreign currency	Swaps / Non Deliverable Forwards	(168,677)	-	-	-	-	(168,677)
Fiscal hedge		(194,749)	-	-	-	-	(194,749)
Foreign currency	Future contracts	(27,660)	-	-	-	-	(27,660)
Investment hedge		(27,660)	-	-	-	-	(27,660)
Total Derivatives		(184,478)	198,724	(132,562)	(385)	16,554	(102,147)

Sensitivity analysis

The Company has identified the main risk factors that could generate losses in its operations from derivative financial instruments. A sensitivity analysis has been developed based on  three scenarios, which may impact future results and /or cash flows of the Company, as described below:

1 – Baseline scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on September 30, 2011.

2 – Stressed scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2011.

3 – Stressed scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2011.

In addition to the scenarios described above, the Company uses VaR (Value at Risk) to measure the possible effects on the results of operations of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, the potential exposure of each financial instrument was used based on a range of 95% and horizon of 21 days for the calculation, as the following tables as at September 30, 2011 show:

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Risk factor	Financial instruments	Risk	Baseline scenario	Adverse scenario 25%	Adverse scenario 50%	VaR (R$)
Foreign currency	Future contracts	Dollar decrease	17,835	(123,982)	(265,800)	64,466
Foreign currency	Non Deliverable Forwards	Euro and Dollar decrease	214,422	(393,616)	(1,001,656)	151,026
Foreign currency	Deliverable Forwards	Euro and Dollar decrease	33,477	(72,221)	(177,919)	19,729
Commodity	Future contracts	Commodity decrease	(70,159)	(169,407)	(268,655)	92,270
Commodity	Swaps	Commodity decrease	(103,660)	(335,436)	(567,212)	142,880
Operational hedge
Foreign currency	Future contracts	Dollar decrease	(16,681)	(156,698)	(296,714)	74,841
Foreign currency	Swaps	Increase in tax interest	(95,810)	(212,799)	(231,880)	84,499
Foreign currency	Swaps	Euro and Dollar decrease	(83,700)	(547,301)	(1,010,901)	145,712
Foreign currency	Non Deliverable Forwards	Euro and Dollar decrease	113,819	23,884	(66,050)	21,598
Interest rates	Future contracts	Increase in tax interest	(1,501)	(1,563)	(1,620)	18,206
Interest rates	Swaps	Increase in tax interest	16,410	(175,236)	(241,357)	11,145
Financial hedge
Foreign currency	Future contracts	Dollar incrase	(26,072)	(292,565)	(559,057)	83,760
Foreign currency	Swaps / Non Deliverable Forwards	Dollar incrase	(168,677)	(500,614)	(832,552)	104,330
Fiscal hedge
Foreign currency	Future contracts	Dollar incrase	(27,660)	(406,306)	(784,951)	119,011
Investment hedge

In addition to presenting the possible effects on individual results of derivative operations, the effects of derivative operations contracted for asset protection along with each transaction´s hedged items are also presented.

Transaction	Risk	Baseline scenario	Adverse scenario 25%	Adverse scenario 50%
Foreign exchange hedge	Euro and Dollar decrease	260,583	(910,178)	(1,977,279)
Input purchase		(260,583)	910,178	1,977,279
Commodities hedge	Decrease on commodities price	(173,819)	(169,407)	(268,655)
Input purchase		173,819	169,407	268,655
Foreign exchange hedge	Euro and Dollar decrease	5,151	(15,078)	(35,307)
Capex purchase		(5,151)	15,078	35,307
Operational hedge		91,915	(1,094,663)	(2,281,241)
Operational purchase		(91,915)	1,094,663	2,281,241
Net effect		-	-	-

Foreign exchange hedge	Foreign currency increase	13,438	(134,376)	(364,384)
Net debt		(13,438)	134,376	364,384
Interest rate hedge	Increase in tax interest	(80,901)	(388,035)	(473,237)
Interest expense		80,901	388,035	473,237
Financial hedge		(67,463)	(522,411)	(837,621)
Net debt and interest		67,463	522,411	837,621
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	(194,749)	(793,180)	(1,391,608)
Fiscal expense		194,749	793,180	1,391,608
Fiscal hedge		(194,749)	(793,180)	(1,391,608)
Fiscal expense		194,749	793,180	1,391,608
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	(27,660)	(406,306)	(784,951)
Fiscal expense		27,660	406,306	784,951
Investment hedge		(27,660)	(406,306)	(784,951)
Fiscal expense		27,660	406,306	784,951
Net effect		-	-	-

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Derivatives fair value calculation

The Company measures derivative financial instruments by calculating their present value, through the use of market yield curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swap’s market value. For the derivative financial instruments traded on the Stock Exchange, the fair value is calculated according to the adjustment prices disclosed thereby.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of September 30, 2011 the Company held R$466,880 in financial investments or cash investments available on demand, classified as Cash and cash equivalents (R$218,574 at December 31, 2010).

b.2) Debt instruments

The Company’s financial liabilities, mainly represented by debt securities and debentures, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period. Additionally, the Bonds issued by Ambev maturing in 2011, 2013 and 2017 are designated as underlying bases for fair value hedges and variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations in the respective debts.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$(127,527) at September 30, 2011 (losses of R$ (266,472) on December, 31 2010), as presented below:

	09/30/2011			12/31/2010
Financial liabilities	Book	Market	Diference	Book	Market	Diference
Working capital R$ (Labatt)	473,674	463,585	10,089	1,189,615	1,300,941	(111,326)
Syndicated facility (CAD)	159,123	159,123	-	300,817	300,817	-
Senior Notes (CAD) (i)	-	-	-	157,899	168,150	(10,251)
International financing (other currencies)	134,501	134,501	-	453,912	453,912	-
Agro-industrial credit	-	-	-	100,000	100,000	-
BNDES/CCB	963,210	962,934	276	1,130,124	1,130,124	-
Bond 2011	936,484	943,899	(7,415)	884,257	894,608	(10,351)
Bond 2013	977,232	1,053,206	(75,974)	886,676	980,614	(93,938)
Bond 2017	287,847	310,833	(22,986)	284,771	300,675	(15,904)
Debentures	1,247,754	1,279,271	(31,517)	1,247,477	1,272,179	(24,702)
Fiscal incentives	129,744	129,744	-	120,784	120,784	-
Finance leasing	10,457	10,457	-	14,110	14,110	-
	5,320,026	5,447,553	(127,527)	6,770,442	7,036,914	(266,472)

(i ) The Beer Store’s debt is in Canadian dollars. The amount is proportionally consolidated.

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev and on the secondary market value of bonds as of September 30, 2011, being approximately 101.80% of the face value for Bond 2011, 113.59% for Bond 2013, 103.61% for Bond 2017 and 102.53% for Debentures 2012 (107.36% for Bond 2011, 117.68% for Bond 2013, 100.23% for Bond 2017 and 101.98% for Debentures 2012, at December 31, 2010).

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20. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	09/30/2011	12/31/2010

Collateral given for own liabilities	1,003,111	768,975
Other commitments	469,041	381,267
	1,472,152	1,150,242

Commitments with suppliers	14,872,637	13,670,051
	14,872,637	13,670,051

The collateral  provided for liabilities totaled R$1,472,152 at September 30, 2011 including R$536,232 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, the Company maintained at September 30, 2011, R$466,880 in highly liquid financial investments or in cash (Note 19).

Most of  the balance relates  to  commitments  with  suppliers of packaging.

Future contractual commitments at September 30, 2011 and December 31, 2010 are as follows:

	09/30/2011	12/31/2010

Less than 1 year	2,914,824	3,714,274
Between 1 and 2 years	2,559,424	2,090,719
More tahn 2 years	9,398,389	7,865,058
	14,872,637	13,670,051

21. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are provisioned, as detailed in Note 10.

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss is classified by management as possible, based on advice of legal counsel, and for which there are no provisions. Estimate amounts of loss are as follows:

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	09/30/2011	12/31/2010

PIS and COFINS	375,295	278,762
ICMS and IPI	2,073,299	2,027,377
IRPJ and CSLL	3,252,735	3,759,783
Labor	132,633	136,278
Civil	336,063	269,303
Others	627,518	699,283
	6,797,543	7,170,786

Lawsuits with possible loss:

Certain subsidiaries of Ambev have received tax assessments related to Brazilian corporate income tax generated outside Brazil.  In 2005 and 2008, Ambev was officially notified of administrative Lower Court decisions, recognizing that a substantial portion of the amount of these tax assessments was incorrect.  The decisions, of which some were appealed, reduced the amount of the tax assessments to R$3.0 billion including interest and penalties. In September 2011, the Upper House of CARF judged definitely another notice of alleged violation Ambev, further reducing the amount of the assessments to R$2.3 billion. Based on the position of legal counsel, Ambev made no provision for this purpose. Ambev continues to dispute the validity of these tax assessments and intends to vigorously defend its position.

There were no changes in the other main processes with possible likelihood of loss classification as of September 30, 2011, compared to those presented in the financial statements  as at December 31, 2010,  or the interim financial statements at June 30, 2011.

Contingent assets

At September 30, 2011, the Company had no contingent assets, for which the probability of success is probable, which require to be disclosed.

22. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

 The Company has adopted corporate governance practices and those recommended and / or required it bylaws. Under the Company´s bylaws the Board of Directors must approve any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company must advise the Board of Directors of the Company in matters related to transactions with related parties as defined in IAS 24.

Management is prohibited from intervening in any transaction in which conflict exists, even in theory, when in the Company´s interests. It is also not permitted to intervene in decisions of any other management member in such cases, requiring the Minutes of Meeting of the Board to reflect any decision to abstain from the specific deliberation.

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The Company's guidelines with related parties follow reasonable or equitable terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties.  These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with Management members:

In addition to short-term benefits (primarily salaries), members of management are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, members of management are entitled to participate in Stock Option Plans (Note 18).

The total expenses with the Company’s Management members in key functions are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Short-term benefits (i)	20,631	15,065	16,476	3,867
Share-based payments (ii)	21,477	19,542	10,706	6,557
Total Key Management Remuneration	42,108	34,607	27,182	10,424

(i) These correspond substantially to salaries and profit sharing (including performance bonuses)

(ii) These correspond to the compensation cost of stock options granted to members of management.

Excluding the above plan, Ambev has no other type of transaction with the members of management or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefitsThe Fundação Zerrenner is one of the Company’s shareholders, and at September 30, 2011 held 17.08% of the voting rights and 9.59% of total Company share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. At September 30, 2011 and 2010, actuarial liabilities related to the benefits provided directly by Fundação Zerrenner are fully offset by the plans assets. As a result, the net liability recognized in the financial statements is nil.

The expenses incurred by Fundação Zerrener (Formerly “Fundação Antonio e Helena Zerrener”) in providing these benefits totaled R$95,801 at September 30, 2011 (R$90,037 at September 30, 2010), of which R$84,260 (R$75,346 at September 30, 2010) related to active employees and R$11,541 (R$14,691 at September 30, 2010) related to retirees.

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b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil SA by the Company in 2005, the Company benefits in January of each year from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. As permitted by CVM Instruction 319/99 the Merger Protocol and Justification agreement signed on July 7, 2005, 70% of the special reserve for goodwill resulting from the merger, corresponding to the tax benefit obtained by the Company as a result of the amortization of the goodwill, is to be used to increase capital for the benefit of the controlling shareholders (AmBrew and Interbrew) and the balance of 30% is to be capitalized without issuing new shares, to the benefit of all shareholders. Pursuant to the agreement, starting in 2006, the reserve has been used to increase capital. The balance of the special goodwill reserve at September 30, 2011 was R$1,041,990 (R$1,496,010 at December 31, 2010) and it may be used for future capital increases in the proportions described above.

c) Leasing

The Company, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrener, for R$64,800 for ten years, maturing in, 2018.

d) Leasing – Ambev head office

The Fundação Zerrenner and Ambev have a lease of two commercial units, of R$6,425 maturing in January 2013.

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brasil and, through Labatt Canada and Cervepar, in Canada and Paraguay. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license AB InBev in Brazil, Argentina e Canada. The amount recorded was R$1,735 (R$708 at September 30, 2010) and R$134,641 (R$127,419 at September 30, 2010) as licensing income and expense, respectively.

f) Debentures

The “Fundação Zerrenner” has 1,329 debentures of the Company of R$13,665.

Jointly-controlled entities

Ambev reports its interest in jointly-controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests in joint ventures include two distribution entities in Canada and two entities in Brazil (Ice Tea and Agrega.). The following balances represent the participation of Ambev in these entities and were included in the consolidated financial statements:

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(Expressed in thousand of Brazilian Reais)	09/30/2011	12/31/2010

Current assets	113,495	102,240
Non-current assets	196,166	188,195
Current liabilities	199,007	334,686
Non-current liabilities	166,015	164,888
Result from operations	17,899	21,959
Income attributable to shareholders	7,010	1,851

Transactions with associates

Ambev transactions with associates were as follows:

(Expressed in thousand of Brazilian Reais)	09/30/2011	09/30/2010

Net sales	8,087	7,529
Current liabilities	4,375	4,582

Transactions with associates include two entities in Argentina (Eco de Los Andes S.A and Agrega S.A) and two entities in Canada (Guinness Canada Limited and Agrega Canada Limited).

Parent companies

The Company is controlled by Interbrew International B.V. (incorporated in Belgium), Ambrew S/A (incorporated in Luxembourg) and Fundação Zerrener, which owns 71% of the Company´s shares. The remaining 29% of the shares are widely dispersed.

23. EVENTS AFTER THE BALANCE SHEET DATE

The Board of Directors, at the Meeting held on October 4, 2011, approved a capital increase of R$4,877 by issuing 87,261 Preferred shares without voting rights at R$ 55.89 per share, with full interest in the results of the Company in accordance with its Statutes, to be subscribed by the Fundo de Investimentos do Nordeste – FINOR (Investment Fund of Northeastern Brazil - FINOR), with funds provided for in Article 9 of Law No. 8167, of January 16, 1991. The Company's capital was changed to R$8,303,936 represented by 3,117,798 shares, 1,751,135 Common shares and 1,366,663 Preferred shares.

***

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Companhia de Bebidas das Américas - AmBev

Consolidated Interim Financial Information as at September 30, 2011

and Report on Review of

Consolidated Interim Accounting  Information

Report on Review of Consolidated

Interim Accounting Information

To the Board of Directors and Shareholders

Companhia de Bebidas das Américas - AmBev

Introduction

We have reviewed the accompanying consolidated interim accounting information of Companhia de Bebidas das Américas – AmBev (the "Company"),  as at September 30, 2011, comprising the balance sheet as at September 30, 2011 and the statements of income, comprehensive income, changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

2

Companhia de Bebidas das Américas - AmBev

Conclusion on the consolidated

interim accounting information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information.

Other matters

Interim statements

of value added

We have also reviewed the consolidated interim statements of value added for the nine-month period ended September 30, 2011, which is considered supplementary information under IFRS, which does not require the presentation of the statement of value added. This statements has been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it has not been properly prepared, in all material respects, in relation to the consolidated interim accounting information taken as a whole.

São Paulo, November 8, 2011.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Eduardo Rogatto Luque

Contador CRC 1SP166259/O-4

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer